                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*


                                    WESTCORP
_______________________________________________________________________________

                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
_______________________________________________________________________________
                         (Title of Class of Securities)


                                   957907108
_______________________________________________________________________________
                                 (CUSIP Number)

                                 ERNEST S. RADY
                      Chairman and Chief Executive Officer
                                   23 Pasteur
                            Irvine, California 92618
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 12, 2005
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957907108                   13D                  Page 2 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ERNEST S. RADY AND ERNEST RADY TRUST
                    (see Item 6 for additional information)

------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO + IN
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 3 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               EVELYN SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST


------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO + IN
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 4 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            AVRETT ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 5 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SILPIT INDUSTRIES CO., LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 6 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             MEMRAD HOLDINGS, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 7 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             AMERICAN ASSETS, INC.

                           I.R.S. ID NO. 95-249-3347
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 8 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CANPAC ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 9 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        WESTERN INSURANCE HOLDINGS, INC.

                            I.R.S. ID NO. 95-2890041
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 10 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         INSURANCE COMPANY OF THE WEST

                           I.R.S. ID NO. 95-2769232
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 11 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          THE EXPLORER INSURANCE COMPANY

                            I.R.S. ID NO. 94-2784519
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                    ARIZONA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 12 of 29 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   DHM Trust

                            I.R.S. ID NO. 33-6003176
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 53.7% (based on 52,225,647 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.

Common Stock, $1.00 par value

Item 1 is amended to include the following:

This statement amends and supplements the Statement on Schedule 13D filed on December 24, 2003 and relates to the Common Stock, par value $1.00 per share, of Westcorp (the "Common Stock"). Except as amended and supplemented hereby, the Statement on Schedule 13D previously filed remains in full force and effect.


Item 2.         Identity and Background.

Item 2 is amended and restated to read in its entirety as follows:

ERNEST S. RADY AND ERNEST RADY TRUST (see Item 6 for additional information)

(a)     Ernest S. Rady and Ernest S. Rady, Trustee
        Mr. Rady's address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
(b)     The Trust's principal business address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None.
(f)     Citizenship:    United States

EVELYN SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST

(a)     Evelyn Shirley Rady and Ernest S. Rady, Trustee
        Mrs. Rady's address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
(b)     The Trust's principal business address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None
(f)     Citizenship:    United States




                              Page 13 of 29 Pages

AVRETT ENTERPRISES, LTD.

(a)     Avrett Enterprises, Ltd.
(b)     The principal business address is:
        Avrett Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

SILPIT INDUSTRIES CO., LTD.

(a)     Silpit Industries Co., Ltd.
(b)     The principal business address is:
        Silpit Industries Co., Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

MEMRAD HOLDINGS, LTD.

(a)     Memrad Holdings, Ltd.
(b)     The principal business address is:
        Memrad Holdings, Ltd.
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

AMERICAN ASSETS, INC.

(a)     American Assets, Inc.
(b)     The principal business address is:
        American Assets, Inc.
        11455 El Camino Real, Suite 200
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.




                              Page 14 of 29 Pages

CANPAC ENTERPRISES, LTD.

(a)     Canpac Enterprises, Ltd.
(b)     The principal business address is:
        Canpac Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

WESTERN INSURANCE HOLDINGS, INC.

(a)     Western Insurance Holdings, Inc.
(b)     The principal business address is:
        Western Insurance Holdings, Inc.
        11455 El Camino Real, Suite 200
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

INSURANCE COMPANY OF THE WEST

(a)     Insurance Company of the West
(b)     The principal business address is:
        Insurance Company of the West
        11455 El Camino Real, Suite 200
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

THE EXPLORER INSURANCE COMPANY

(a)     The Explorer Insurance Company
(b)     The principal business address is:
        The Explorer Insurance Company
        11455 El Camino Real, Suite 200
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Arizona corporation.

DHM TRUST

(a)     DHM Trust, Ernest S. Rady, Trustee
        Mr. Rady's address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
(b)     The Trust's principal business address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in the Schedule 13D.
(d)     Current conviction during last five years:  None
(e)     Securities laws proceedings:  None
(f)     Citizenship:  United States

        Identification of Members of the Group

Ernest S. Rady

(a)     Ernest S. Rady

The Ernest Rady Trust

(a)     Ernest Rady, Trustee (see Item 6 for additional information)





                              Page 15 of 29 Pages

The Evelyn Shirley Rady Trust

(a)     Ernest S. Rady, Trustee

Avrett Enterprises, Ltd.

(a)     Avrett Enterprises, Ltd.

Other than Evelyn Rady and Ernest S. Rady, who are U.S. citizens, the individuals listed below are Canadian citizens.

        Names and Addresses of Officers
        and Directors as of September 12, 2005             Title
        --------------------------------------             -----

        Sylvia Silverberg                        President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Evelyn Rady                              Vice President, Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Ernest S. Rady                           Vice President
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045


        Nora Kaufman                             Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

Silpit Industries Co., Ltd.

Other than Evelyn Rady and Ernest S. Rady, who are U.S. citizens, the individuals listed below are Canadian citizens.

        Names and Addresses of Officers
        and Directors as of September 12, 2005           Title
        --------------------------------------           -----

(a)     Silpit Industries Co., Ltd.
        David S. Kaufman                         President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Nora Kaufman                             Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7




                              Page 16 of 29 Pages

        Evelyn Rady                                  Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Sylvia Silverberg                            Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Allan Kaufman                                Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7


Memrad Holdings, Ltd.

Other than Ernest S. Rady, who is a U.S. citizen, the individuals listed below are Canadian citizens.

        Names and Addresses of Officers
        and Directors as of September 12, 2005              Title
        --------------------------------------              -----
(a)     Memrad Holdings, Ltd.

        Ernest S. Rady                               President, Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Marjorie Blankstein                          Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Morley Blankstein                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Mindel Olenick                               Assistant Secretary,
        903-213 Notre Dame Avenue                    Director
        Winnipeg, Manitoba
        Canada R3B 1N3


        Thomas Z. Olenick                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3






                              Page 17 of 29 Pages

        Brian Hirsch                                 Secretary
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

American Assets, Inc.

(a)     American Assets, Inc., a California corporation

   All of the individuals listed below are U.S. citizens

        Names and Addresses of Officers
        and Directors as of September 12, 2005                       Title
        --------------------------------------                       -----
        Ernest S. Rady                               Chairman of the Board, President
        11455 El Camino Real, Suite 200
        San Diego, CA 92130

        John W. Chamberlain                          Chief Executive Officer, Senior
        11455 El Camino Real, Suite 200              Executive Vice President, Director
        San Diego, CA 92130-2045

        Jerry Gammieri                               Vice President - Construction
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Robert F. Barton                             Director, Exec. Vice President,
        11455 El Camino Real, Suite 200              Chief Financial Officer & Secretary
        San Diego, CA 92130-2045

        Christopher A. Seaman                        Vice President, General
        11455 El Camino Real, Suite 200              Counsel
        San Diego, CA 92130-2045

        Patrick Kinney                               Vice President, Retail Operations
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Christopher E. Sullivan                      Vice President, Retail Leasing
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Michael R. Austin                            Vice President, Multi-Family
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Brandon M. Taylor                            Assistant Vice President, Director of
        11455 El Camino Real, Suite 200              Corporate Finance
        San Diego, CA 92130-2045






                              Page 18 of 29 Pages

Canpac Enterprises, Ltd.

(a)     Canpac Enterprises, Ltd.

Other than Ernest S. Rady, who is a U.S. citizen, the individuals listed below are Canadian citizens.


    Names and Addresses of Officers
    and Directors as of September 12, 2005                   Title
    --------------------------------------                   -----
        Ernest S. Rady                          President, Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Brian Hirsch                            Secretary, Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        David S. Kaufman                        Director
        11455 El Camino Real #200
        San Diego, CA 92130-2045

Western Insurance Holdings, Inc.

All of the individual listed below are U.S. Citizens


    Names and Addresses of Officers
    and Directors as of September 12, 2005              Title
    --------------------------------------              -----
(a)     Western Insurance Holdings, Inc.

        Ernest S. Rady                          Chairman of the Board
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Kevin M. Prior
        11455 El Camino Real, Suite 200         President and Director
        San Diego, CA 92130-2045

        Bernard M. Feldman                      Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer,
        11455 El Camino Real, Suite 200         Director
        San Diego, CA 92130-2045

        James W. Austin III                     Secretary
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Mary E. Cannon                          Assistant Secretary
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Harry M. Rady                           Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        John L. Hannum                          Executive Vice President, Surety
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045




                              Page 19 of 29 Pages

Insurance Company of the West

(a)     Insurance Company of the West

All of the individuals listed below are U.S. citizens.


    Names and Addresses of Officers
    and Directors as of September 12, 2005              Title
    --------------------------------------              -----
        Ernest S. Rady                          Chairman of the Board,
        11455 El Camino Real, Suite 200         Director
        San Diego, CA 92130-2045

        Bernard M. Feldman                      Vice Chairman of the Board
        11455 El Camino Real, Suite 200         Director
        San Diego, CA 92130-2045

        Kevin M. Prior                          President, Chief Executive
        11455 El Camino Real, Suite 200         Officer, Director
        San Diego, CA 92130-2045

        Arne D. Wagner                          Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Bruce N. Moore                          Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Harry Rady                              Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Charles E. Scribner                     Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Fredericka Taubitz                      Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        John L. Hannum                          Executive Vice President
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        James W. Austin III                     Senior Vice President,
        11455 El Camino Real, Suite 200         Secretary and General Counsel
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045



                              Page 20 of 29 Pages

        Gene P. Irizarry                     Senior Vice President,
        11455 El Camino Real, Suite 200      Chief Operating Officer
        San Diego, CA 92130-2045

        Lawrence P. Magna                    Senior Vice President,
        11455 El Camino Real, Suite 200      Chief Information
        San Diego, CA 92130-2045             Officer

        Dennis E. Osgood                     Senior Vice President
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045


                              Page 21 of 29 Pages

The Explorer Insurance Company

(a)     The Explorer Insurance Company

        All of the individuals listed below are U.S. citizens.

        Names and Addresses of Officers
        and Directors as of September 12, 2005                   Title
        --------------------------------------                   -----
        Ernest S. Rady                               Chairman of the Board, Director
        11455 Camino Real, Suite 200
        San Diego, CA 92130-2045

        Bernard M. Feldman                           Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Frederick Bernard Tisovic                    Executive Vice President, Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        James W. Austin III                          Director, Assistant Secretary
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        H. Michael Freet                             Senior Vice President, Treasurer, Director
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Kevin M. Prior
        11455 El Camino Real, Suite 200              President
        San Diego, CA 92130-2045

        John L. Hannum                               Executive Vice President, Surety
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045

        Mary E. Cannon                               Secretary
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045





                              Page 22 of 29 Pages


        DHM Trust
        (a) Ernest S. Rady              Trustee


DHM TRUST

(a)     DHM Trust

        Names and Addresses of Officers
        and Directors as of September 12, 2005                   Title
        --------------------------------------                   -----
        Ernest S. Rady                               Trustee
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045


Item 3.        Source and Amount of Funds and Other Consideration.

Item 3 is amended to include the following:

As further described in Item 4 (the answer to which is incorporated herein by reference), on September 12, 2005, Wachovia Corporation ("Purchaser") entered into a merger agreement with Westcorp, Western Financial Bank ("WFB") and WFS Financial Inc ("WFSI") (the "Merger Agreement") pursuant to which Westcorp will merge with and into Purchaser (the "Merger"), with Purchaser continuing as the surviving corporation (the "Surviving Corporation").

As an inducement for Purchaser to enter into the Merger Agreement and in consideration thereof, Ernest S. Rady, American Assets, Inc. ("AAI") and the Ernest Rady Trust entered into a Shareholder Voting Agreement (the "Voting Agreement"), dated as of September 12, 2005, with and for the benefit of Purchaser. An aggregate of 40% of the outstanding shares of Common Stock are subject to the terms of the Voting Agreement.

Item 4.         Purpose of Transaction.

Item 4 is amended to include the following:

On September 12, 2005, Purchaser, Westcorp, WFB and WFSI entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Westcorp would merge with and into Purchaser, with Purchaser being the surviving corporation. Upon consummation of the Merger, which is subject to the approval of Westcorp's shareholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding share of Common Stock will be converted into the right to receive 1.2749 shares of common stock of Purchaser ("Purchaser Common Stock").

Pursuant to the Voting Agreement, AAI has agreed to vote or exercise its right to consent, with respect to 16,583,089 shares of Common Stock and the Ernest Rady Trust has agreed to vote or exercise its right to consent, with respect to 4,307,169 shares of Common Stock (such shares of Common Stock constituting in the aggregate 40% of the outstanding shares of Common Stock), at any meeting of shareholders of Westcorp called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the adoption by Westcorp of the Merger and the approval of the Merger Agreement and each of the transactions contemplated by the Merger Agreement.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits B and C hereto.

Except as set forth in this Statement on Schedule 13D, no Rady Filing Person (defined below) has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Rady Filing Persons may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement and the Voting Agreement.

Item 5.         Interest in Securities of the Issuer

Item 5 is amended by adding the following:

Ernest S. Rady, together with Evelyn Shirley Rady, the Ernest Rady Trust, the Evelyn Shirley Rady Trust, American Assets, Inc., Avrett Enterprises, Ltd., Canpac Enterprises, Ltd., Insurance Company of the West, Memrad Holdings, Ltd., Silpit Industries Co., Ltd., Western Insurance Holdings, Inc., The Explorer Insurance Company and DHM Trust (collectively, the "Rady Filing
Persons") directly or indirectly collectively owned, as of September 12, 2005, 27,866,002, or 52.8%, of the outstanding shares of Common Stock, including 75,388 shares, or 0.14% of the outstanding shares of Common Stock, indirectly owned by Ernest S. Rady in the WESTCORP ESOP and 401k. As of September 12, 2005, there are 180,001 options exercisable by the Rady Filing Persons within 60 days. Exhibit A attached hereto and incorporated by this reference herein depicts the relationship among the various affiliated companies and entities forming part of the Rady Filing Persons. Other than the Voting Agreement, there is no formal agreement to vote or dispose of the shares of Westcorp in a particular manner. The dispositive and voting power of each of the trusts and companies shown on Exhibit A is made independent of each other, except to the extent that Mr. and Mrs. Rady may be trustees, shareholders, officers and/or directors of the various companies and in that respect are able to control the disposition and voting of the shares of Westcorp owned by each such company.


                              Page 23 of 29 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

      See discussion in Items 4 and 5 above, which is incorporated herein by reference.

            Additionally, pursuant to the provisions of the Ernest Rady Trust, the Evelyn Shirley Rady Trust and the DHM Trust, Ernest S. Rady, as trustee, has the power to sell, buy, retain, invest and reinvest the assets of these trusts, which include the shares of the Common Stock. On April 23, 2003, Ernest S. Rady, the sole trustee of the Ernest Rady Trust ("Rady Trust"), transferred the majority of the Rady Trust's equity interest in each of Memrad Holdings, Ltd. ("Memrad"), AAI, and CANPAC Enterprises, Ltd. ("CANPAC" and together with Memrad and AAI, collectively, the "Transfer Companies") to a newly formed annuity trust ("Annuity Trust"). This equity transfer was accomplished through the issuance of non-voting securities by each of the Transfer Companies. Ernest S. Rady, as the sole trustee of the Rady Trust, retained voting shares of each Transfer Company and, thereby, controlled the right to vote and direct the investment of the shares of Common Stock held by each of the Transfer Companies. On July 28, 2005, all of the AAI and CANPAC equity interests and approximately 28% of the Memrad equity interests held by the Annuity Trust were transferred back to the Rady Trust and the remaining Memrad equity interests were transferred to the Annuity Trust's beneficiaries, members of the Rady family. Ernest S. Rady, as the sole trustee of the Rady Trust, currently holds 64.78% of the voting securities of AAI, 68.5% of the voting securities of CANPAC and 50% of the voting securities of Memrad. Under Rule 13d-3(a) of the Exchange Act of 1934, as amended ("Act"), Ernest S. Rady, as trustee of the Rady Trust, is, therefore, deemed to be the indirect beneficial owner of all of the securities of Westcorp owned by the Transfer Companies. Exhibit A sets forth the holding structure for the Rady Trust and the Evelyn Rady Trust.

Other than as described in this Item and Items 3 and 4 (the answers to which are incorporated herein by reference), to the best knowledge of the filing persons, there are no other contracts, agreements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Westcorp, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

      Exhibit A:  Holding Company Structure, Westcorp, September 12, 2005

      Exhibit B:  Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia Corporation, Westcorp, Western Financial Bank and WFS Financial Inc

      Exhibit C:  Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia Corporation, Ernest S. Rady, American Assets, Inc. and Ernest Rady Trust

      Exhibit D:  Agreement of Joint Filing

                              Page 24 of 29 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Ernest S. Rady


        Dated: September 12, 2005       /s/ ERNEST RADY
                                        --------------------------------------
                                        Ernest Rady


                                        Ernest Rady Trust


        Dated: September 12, 2005       /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        Evelyn Shirley Rady Trust


        Dated: September 12, 2005       /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        American Assets, Inc.


        Dated: September 12, 2005           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                                        Avrett Enterprises, Ltd.


        Dated: September 12, 2005           By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                            Ernest S. Rady, Vice President



                                        Canpac Enterprises, Ltd.


        Dated: September 12, 2005           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, President



                                        Insurance Company of the West


        Dated: September 12, 2005           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                              Page 25 of 29 Pages

                                        Memrad Holdings, Ltd.


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, President



                                        Silpit Industries Co., Ltd.


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        Western Insurance Holdings, Inc.


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        The Explorer Insurance Inc.


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        DHM Trust


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Trustee


                                        Ernest S. Rady


        Dated: September 12, 2005             By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady


                                        Evelyn Shirley Rady


        Dated: September 12, 2005             By:  /s/ EVELYN SHIRLEY RADY
                                            -----------------------------------
                                                Evelyn Shirley Rady



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)



                              Page 26 of 29 Pages

                                  EXHIBIT INDEX

      Exhibit A:  Holding Company Structure, Westcorp, September 12, 2005

      Exhibit B:  Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia Corporation, Westcorp, Western Financial Bank and WFS Financial Inc

      Exhibit C:  Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia Corporation, Ernest S. Rady, American Assets, Inc. and Ernest Rady Trust

      Exhibit D:  Agreement of Joint Filing



                              Page 27 of 29 Pages

                                   EXHIBIT A
                           HOLDING COMPANY STRUCTURE
                                    WESTCORP
                            AS OF SEPTEMBER 12, 2005


           -----------------                        -----------------
-----------ERNEST RADY TRUST------------     /------EVELYN RADY TRUST
/       ---                 ----       /     /                        -----------------------------
/       /  -----------------   /       /     /       -----------------                            /
/       /        /             /       /     /             /                                      /
/       /        /  13.72%     / 62.46%/     /             /50.00%                                /
/       /        /             /       /     /             /                                      /
/       / ---------------------/       /     /    ------------------------                        /
/       / MEMRAD HOLDINGS, LTD./       /     /    AVRETT ENTERPRISES, LTD.------                  /
/       / ---------------------/       /     /    ------------------------     /                  /
/       /        /             /       /     /25.94%       /                   /                  /
/       /        /         8.80%       /     /             /                   /                  /
/       /        /             /       /     /             /  35.90%           /                  /
/       /        /             /       /     /             /                   /                  /
/       /        /             /       /     /   --------------------------      2.17%            /
/       10.58%   /             /       /     /---SILPIT INDUSTRIES CO. LTD.    /                  /
/       /        /             /       /         --------------------------    /                  /
/       /        /             /       /                  /  25.36%            /                  /
/       /        /             /       /           ------------------------    /                  /
/       /        /56.61%       /       /-----------CANPAC ENTERPRISES, LTD.----                   /
/       /        /             /                   ------------------------                       /
/ 8.74% /        /             /                             /                                    /
/       /        /             /-----------------------------/------     0.93% -------------      /
/       /        /      ---------------------                /     /           /  DHM TRUST       /
/       /        -------AMERICAN ASSETS, INC.--16.70%--------      /           /------------      /
/       ----------------                                           /           /      /           /
/                       ---------------------                      /           /      /           /
/                               /   /           87.12%             /           /      /           /
/             ------------------    --------------------------     /           /      /       0.55%
/             /                                              /     /           /      /           /
/             /36.01%                                --------------------------       /           /
/             /                                      WESTERN INSURANCE HOLDINGS       /           /
/             /                                      --------------------------       /           /
/             /                                              /                        /           /
/             /                                              / 100%                   /           /
/             /                                              /                        /           /
/             /                                     -----------------------------     /           /
/             /    ---------------------------------INSURANCE COMPANY OF THE WEST     /           /
/             /    /                                -----------------------------     /           /
/             /    /7.28%                                    /                        /           /
/             /    /                                         / 100%                   /           /
/             /    /                                         /                        /           /
/             /    /                                  --------------------------      /           /
/             /    / ---------- 0.05% ----------------EXPLORER INSURANCE COMPANY      / 0.92%     /
/             /    / /                                --------------------------      /           /
/             /    / /                                                                /           /
/           -----------------                                                         /           /
--------------WESTCORP----------------------------------------------------------------------------
            -----------------
               /
               /  100%
               /
          -----------------
          WESTERN FINANCIAL
                BANK
          -----------------


                              Page 28 of 29 Pages

                                                                  Execution Copy

                                                                       Exhibit B

================================================================================


                          AGREEMENT AND PLAN OF MERGER


                                  by and among



                              WACHOVIA CORPORATION,
                          a North Carolina corporation



                             WESTERN FINANCIAL BANK,
                             a federal savings bank



                                    WESTCORP,
                            a California corporation



                                       and



                               WFS FINANCIAL INC,
                            a California corporation



                         Dated as of September 12, 2005


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                                TABLE OF CONTENTS

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
ARTICLE I         DEFINITIONS AND TERMS.....................................................2

        Section 1.1  Definitions............................................................2
        Section 1.2  Other Terms...........................................................10
        Section 1.3  Other Definitional Provisions.........................................10

ARTICLE II        THE MERGERS..............................................................10

        Section 2.1  The Parent Merger.....................................................10
        Section 2.2  The Subsidiary Merger.................................................10
        Section 2.3  The Closing...........................................................11
        Section 2.4  Effective Times.......................................................11
        Section 2.5  Effect of Mergers.....................................................11
        Section 2.6  Exchange of Certificates..............................................18
        Section 2.7  Actions Following the Subsidiary Effective Time.......................22
        Section 2.8  Further Action........................................................22

ARTICLE III       REPRESENTATIONS AND WARRANTIES OF THE COMPANY............................21

        Section 3.1  Due Incorporation; Organization.......................................22
        Section 3.2  Capitalization........................................................22
        Section 3.3  Due Authorization of Transaction; Binding Obligation..................24
        Section 3.4  Non-Contravention.....................................................25
        Section 3.5  Approvals, Consents and Filings.......................................25
        Section 3.6  Litigation; Regulatory Matters........................................25
        Section 3.7  Brokers' Fees.........................................................26
        Section 3.8  Reports and Financial Information.....................................26
        Section 3.9  Absence of Certain Changes or Events..................................27
        Section 3.10 Taxes.................................................................28
        Section 3.11 Employee Matters......................................................29
        Section 3.12 Material Contracts....................................................30
        Section 3.13 Regulatory Compliance.................................................31
        Section 3.14 Title to Properties; Leases...........................................31
        Section 3.15 Intellectual Property.................................................31
        Section 3.16 Environmental Matters.................................................32
        Section 3.17 Labor Matters.........................................................33
        Section 3.18 Opinions of Financial Advisors........................................33
        Section 3.19 Takeover Statutes.....................................................33
        Section 3.20 Information in Registration Statement and Joint Proxy Statement.......33
        Section 3.21 Insurance.............................................................34
        Section 3.22 Assets and Activities.................................................34

ARTICLE IV        REPRESENTATIONS AND WARRANTIES OF THE PURCHASER..........................34

        Section 4.1  Due Incorporation; Organization.......................................34
        Section 4.2  Capitalization........................................................34
        Section 4.3  Due Authorization of Transaction; Binding Obligation..................35
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
        Section 4.4  Non-Contravention.....................................................35
        Section 4.5  Approvals, Consents, and Filings......................................35
        Section 4.6  Litigation; Regulatory Matters........................................36
        Section 4.7  Brokers' Fees.........................................................36
        Section 4.8  Reports and Financial Information.....................................36
        Section 4.9  Absence of Certain Changes or Events..................................37
        Section 4.10 Taxes.................................................................38
        Section 4.11 Information in Registration Statement and Joint Proxy Statement.......39
        Section 4.12 Regulatory Compliance.................................................39

ARTICLE V         CONDUCT OF BUSINESS PENDING THE MERGERS..................................39

        Section 5.1  Conduct of Business of the Company and WFS Pending the Mergers........39
        Section 5.2  Compensation Plans....................................................41
        Section 5.3  No Solicitation.......................................................42
        Section 5.4  Conduct of Business by the Purchaser Pending the Mergers..............43
        Section 5.5  Tax Free Reorganization...............................................43

ARTICLE VI        ADDITIONAL AGREEMENTS....................................................44

        Section 6.1  Shareholder Approvals.................................................44
        Section 6.2  Registration Statement; Disclosure Document...........................45
        Section 6.3  Confidentiality; Access to Information................................46
        Section 6.4  Consents; Approvals...................................................47
        Section 6.5  Advice of Changes.....................................................48
        Section 6.6  Public Announcements..................................................48
        Section 6.7  Conveyance Taxes......................................................48
        Section 6.8  Director and Officer Liability........................................48
        Section 6.9  Section 16 of the Exchange Act........................................50
        Section 6.10 Employee Matters......................................................50
        Section 6.11 Affiliates............................................................51
        Section 6.12 NYSE Listing..........................................................52
        Section 6.13 Reservation, Registration and Listing of Options and Other
                          Stock-Based Awards...............................................52
        Section 6.14 Dividends.............................................................52
        Section 6.15 Certain Modifications; Restructuring Charges..........................52

ARTICLE VII       CONDITIONS TO THE MERGERS................................................53

        Section 7.1  Conditions to Obligations of Each Party to Effect the Mergers.........53
        Section 7.2  Additional Conditions to Obligations of the Purchaser.................54
        Section 7.3  Additional Conditions to Obligation of the Company and WFS............54

ARTICLE VIII      TERMINATION..............................................................56

        Section 8.1  Termination...........................................................56
        Section 8.2  Effect of Termination.................................................57
        Section 8.3  Fees and Expenses.....................................................57

ARTICLE IX        GENERAL PROVISIONS.......................................................59

        Section 9.1  Effectiveness of Representations, Warranties and Agreements...........59
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
        Section 9.2  Notices...............................................................59
        Section 9.3  Amendment.............................................................61
        Section 9.4  Waiver................................................................61
        Section 9.5  Headings..............................................................62
        Section 9.6  Severability..........................................................62
        Section 9.7  Entire Agreement......................................................62
        Section 9.8  Assignment............................................................62
        Section 9.9  Parties in Interest...................................................62
        Section 9.10 Governing Law.........................................................62
        Section 9.11 Counterparts..........................................................62
        Section 9.12 Waiver of Jury Trial..................................................62
        Section 9.13 Alternative Structure.................................................63


                                    Exhibits

        A.     Form of Voting Agreement

        B.     Form of Noncompete Agreement

        C.     Form of Purchaser Representation Letter

        D.     Form of Company Representation Letter

        E.     Form of Affiliate Letter

        F.     Form of Bank Plan of Merger
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                          AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2005, (this "Agreement"), by and among Westcorp, a California corporation (the "Company"), Western Financial Bank, a federal savings bank and wholly owned subsidiary of the Company ("WFB"), WFS Financial Inc, a California corporation ("WFS") and majority-owned subsidiary of WFB, and Wachovia Corporation, a North Carolina corporation (the "Purchaser"). The Company, WFB, WFS and the Purchaser are sometimes collectively referred to herein as the "parties."

                              W I T N E S S E T H :

        WHEREAS, the board of directors of the Company, upon the recommendation of a committee of independent directors of the Company who are not also directors of WFS (the "Company Special Committee") (i) has determined that it is fair to and in the best interests of the Company and its shareholders for the Company to enter into a strategic business combination with the Purchaser upon the terms and subject to the conditions set forth herein, and (ii) has approved this Agreement and the Parent Merger;

        WHEREAS, the board of directors of WFB (i) has determined that it is fair to and in the best interests of WFB and its shareholder for WFB to enter into a strategic business combination with Purchaser upon the terms and subject to the conditions set forth herein, and (ii) has approved this Agreement, the Subsidiary Merger, the Bank Plan of Merger and the Bank Merger;

        WHEREAS, the board of directors of WFS, upon the recommendation of a committee of independent directors of WFS who are not also directors of the Company (the "WFS Special Committee"), (i) has determined that it is fair to and in the best interests of WFS and its shareholders (other than WFB and its affiliates) for WFS to enter into a strategic business combination with the Purchaser upon the terms and subject to the conditions set forth herein, and
(ii) has approved this Agreement and the Subsidiary Merger;

        WHEREAS, the board of directors of the Purchaser (i) has determined that it is fair to and in the best interests of the Purchaser and its shareholders for the Purchaser to enter into a strategic business combination with the Company and WFS upon the terms and subject to the conditions set forth herein, and (ii) has approved this Agreement;

        WHEREAS, for federal income tax purposes, it is intended that each of the Parent Merger and the Subsidiary Merger constitute a reorganization under the provisions of Section 368 of the Code, and that the Subsidiary Merger also constitutes a complete liquidation under Section 332 of the Code;

        WHEREAS, concurrently with the execution of this Agreement, the shareholders of the Company set forth on Schedule 1 of the Company Disclosure Letter are each entering into a voting agreement in the form of Exhibit "A" attached hereto (each a "Voting Agreement") with the Purchaser;

        WHEREAS, concurrently with the execution of this Agreement and as an inducement to Purchaser to enter into this Agreement, Thomas Wolfe, as a key shareholder of the Company,
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has entered into a noncompete agreement in the form of Exhibit "B" attached hereto (the "Noncompete Agreement") with the Purchaser; and

        WHEREAS, in connection with the execution of this Agreement and as an inducement to the Purchaser to enter into this Agreement, certain other key shareholders of the Company are entering into restrictive covenants agreements with the Purchaser.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser, the Company, WFB and WFS hereby agree as follows:

                                   ARTICLE I
                              DEFINITIONS AND TERMS

        Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

        "Acquisition Proposal" has the meaning set forth in Section 5.3(a) hereof.

        "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

        "Agreement" means this Agreement and Plan of Merger, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

        "Alternative Transaction" means any of the following: (i) a transaction pursuant to which any Third Party (or group of Third Parties) seeks to acquire, directly or indirectly, more than fifteen percent (15%) of (a) the outstanding shares of Company Common Stock or (b) the capital stock of any of its Subsidiaries, whether from the Company or pursuant to a tender offer or exchange offer or otherwise; (ii) a merger, share exchange, consolidation or other business combination involving the Company or any of its Subsidiaries pursuant to which any Third Party acquires more than fifteen percent (15%) of the outstanding equity securities of (a) the Company or (b) its Subsidiaries or (c) the entity surviving such merger or business combination; or (iii) any other transaction pursuant to which any Third Party acquires control of all or substantially all of the assets of the Company or any of its Subsidiaries; provided, however, that the term Alternative Transaction shall not include any acquisition of (x) securities by a broker dealer in connection with a bona fide public offering of such securities, or (y) securities or assets of the Company or any Subsidiary by a Third Party (or group of Third Parties) in connection with a divestiture required by applicable Governmental Authorities or required in order to comply with Applicable Law.

        "Applicable Law" means, with respect to any Person, any domestic, foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person or any of its Affiliates).

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        "Assumed Company Stock Options" has the meaning set forth in Section
2.5(f)(i) hereof.

        "Assumed WFS Stock Options" has the meaning set forth in Section 2.5(f)(i) hereof.

        "Bank Conversion" means the conversion of WFB into a national banking association under the name "Western Financial Bank, National Association" (or other permissible name).

        "Bank Merger" has the meaning set forth in Section 2.7 hereof.

        "Bank Plan of Merger" has the meaning set forth in Section 2.7 hereof.

        "Benefits Transition Date" has the meaning set forth in Section 6.10(a) hereof.

        "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by Applicable Law to close.

        "California Code" means the California Corporations Code and all amendments and additions thereto.

        "Closing" has the meaning set forth in Section 2.3 hereof.

        "Closing Date" has the meaning set forth in Section 2.3 hereof.

        "Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto, and the rules and regulations thereunder.

        "Company" has the meaning set forth in the preamble hereof.

        "Company Balance Sheet" has the meaning set forth in Section 3.9(a) hereof.

        "Company Certificates" has the meaning set forth in Section 2.6(b) hereof.

        "Company Common Stock" means the common stock, $1.00 par value, of the Company.

        "Company Disclosure Letter" means the written disclosure schedule delivered by the Company to the Purchaser on the date of this Agreement.

        "Company Dissenting Shares" has the meaning set forth in Section 2.5(g)(i) hereof.

        "Company Employee Plans" means all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company or any of its Subsidiaries, and excluding agreements with former employees under which the Company or any of its Subsidiaries has no remaining monetary obligations or obligations to issue Company Common Stock or WFS Common Stock.

        "Company Incentive Plan" means the Company 2001 Stock Incentive Plan.

        "Company Indemnified Parties" has the meaning set forth in Section 6.8(a) hereof.

        "Company Material Adverse Effect" means any event, occurrence, circumstance or effect, individually or in the aggregate, which (i) is materially adverse to the business, results of operations or condition (financial or other) of the Company and its Subsidiaries taken as a whole, other than any such effect to the extent attributable to or resulting from (but only to the extent that the effect of a change on the Company and its Subsidiaries is not materially different than on comparable banks, savings and loan holding companies, federal savings banks or auto finance companies): (v) any change in the laws, rules or regulations governing banks, savings and loan holding companies, federal savings banks or auto finance companies of general applicability or interpretations thereof by courts or any Governmental Authority, (w) any change in GAAP, regulatory accounting principles or interpretations thereof, in each case which affects savings and loan holding companies, federal savings banks, auto finance companies or banks or their holding companies generally, (x) events, conditions or trends in economic, business or financial conditions affecting banks or their holding companies, savings and loan holding companies, federal savings banks or auto financing companies generally, or (y) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism), or (ii) materially impairs the ability of the Company or any of its Subsidiaries to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis. References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of materiality or of a Company Material Adverse Effect.

        "Company Material Contracts" has the meaning set forth in Section 3.12(a) hereof.

        "Company Permits" has the meaning set forth in Section 3.13(b) hereof.

        "Company Preferred Stock" means the preferred stock, no par value, of the Company.

        "Company Restricted Shares" has the meaning set forth in Section 2.5(f)(iv) hereof.

        "Company RSUs has the meaning set forth in Section 2.5(f)(v) hereof.

        "Company SEC Reports" has the meaning set forth in Section 3.8(a) hereof.

        "Company Shareholder Meeting" has the meaning set forth in Section 6.1(a) hereof.

        "Company Special Committee" has the meaning set forth in the recitals hereto.

        "Company Stock Options" means all options to purchase shares of Company Common Stock under the Company Stock Plans.

        "Company Stock Plans" means the Company Amended and Restated 1991 Stock Option Plan and the Company Incentive Plan.

        "Confidentiality Agreement" has the meaning set forth in Section 6.3(a) hereof.

        "Continuing Employees" has the meaning set forth in Section 6.10(a) hereof.

        "Contract" means any contract, agreement, undertaking, indenture, note, bond, loan, instrument, lease, mortgage, commitment or other binding agreement, whether written or oral.

         "Disclosure Document" has the meaning set forth in Section 6.2(a) hereof.

        "Dissenting Shares" has the meaning set forth in Section 2.5(g)(i) hereof.

        "Environmental Law" means any federal, state or local law, statute, rule or regulation relating to the environment or occupational health and safety, including any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the unauthorized release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including all endangered and threatened species;
(vi) health and safety of employees and other persons; and (vii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any Environmental Law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor thereto, and the rules and regulations thereunder.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "Exchange Agent" has the meaning set forth in Section 2.6(a) hereof.

        "Exchange Fund" has the meaning set forth in Section 2.6(a) hereof.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "GAAP" means generally accepted accounting principles in the United States applied on a consistent basis throughout the specified period.

        "Governmental Authority" means any territorial, federal, state or local, whether domestic, foreign or supranational governmental or quasi-governmental authority, instrumentality, court, commission, tribunal or organization; any regulatory, administrative or other agency, including the OTS, the Federal Reserve Board, the OCC and the FDIC; any self-regulatory organization; or any political or other subdivision, department or branch of any of the foregoing.

        "Guarantor" has the meaning set forth in Section 8.3(e) hereof.

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        "Hazardous Substance" means any substance listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

        "Indemnified Parties" has the meaning set forth in Section 6.8(a) hereof.

        "IRS" means the U.S. Internal Revenue Service.

        "Joint Proxy Statement" has the meaning set forth in Section 6.2(a) hereof.

        "Liens" has the meaning set forth in Section 3.2(d) hereof.

        "Mergers" means the Parent Merger and the Subsidiary Merger collectively.

        "Non-Assumed Options" means all Company Stock Options that are held by non-employee directors of the Company, WFB and WFS.

        "North Carolina Code" means the North Carolina Business Corporation Act.

        "NYSE" means the New York Stock Exchange.

        "OCC" means the Office of the Comptroller of the Currency.

        "OTS" means the Office of Thrift Supervision.

        "Owned Real Property" has the meaning set forth in Section 3.14(a) hereof.

        "Parent Agreements of Merger" has the meaning set forth in Section 2.4 hereof.

        "Parent Effective Time" has the meaning set forth in Section 2.4 hereof.

        "Parent Exchange Ratio" has the meaning set forth in Section 2.5(e)(i)(1) hereof.

        "Parent Merger" has the meaning set forth in Section 2.1 hereof.

        "Parent Merger Consideration" has the meaning set forth in Section 2.5(e)(i)(1) hereof.

        "Parent Surviving Corporation" has the meaning set forth in Section 2.1 hereof.

        "Parties" has the meaning set forth in the preamble hereof.

        "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Permitted Liens" mean: (i) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business and consistent with past practice that are not yet due and payable or are being contested in good faith; (ii) pledges or deposits made in the ordinary course of business and consistent with past practice; (iii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business and consistent with past practice that are not yet due and payable or are being contested in good faith; (iv) Liens incurred in connection with capital leases and purchase money financings solely with respect to properties so financed; and (v) similar Liens and encumbrances which are incurred in the ordinary course of business and consistent with past practice and which do not individually or in the aggregate materially detract from the value of such assets or properties or materially impair the use thereof in the operation of such business.

        "Proportionate Termination Fee" has the meaning set forth in Section 8.3(c) hereof.

        "Proprietary Asset" means any patent, patent application, trademark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, computer software, internet domain registrations or other internet-related assets such as websites, inventions or designs.

        "Prospectus" has the meaning set forth in Section 6.2(a) hereof.

        "Purchaser" has the meaning set forth in the preamble hereof.

        "Purchaser Balance Sheet" has the meaning set forth in Section 4.9(a) hereof.

        "Purchaser Disclosure Letter" means the written disclosure schedule delivered by the Purchaser to the Company and WFS on the date of this Agreement.

        "Purchaser Material Adverse Effect" means any event, occurrence, circumstance or effect, individually or in the aggregate, which (i) is materially adverse to the business, results of operations or condition (financial or other) of the Purchaser and its Subsidiaries taken as a whole, other than any such effect to the extent attributable to or resulting from (but only to the extent that the effect of a change on the Purchaser is not materially different than on comparable United States banking or financial services organizations): (v) any change in the laws, rules or regulations governing banks or their holding companies of general applicability or interpretations thereof by courts or any Governmental Authority, (w) any change in GAAP, regulatory accounting principles or interpretations thereof, in each case which affects banks or their holding companies, (x) events, conditions or trends in economic, business or financial conditions affecting banks or their holding companies, or (y) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism), or
(ii) materially impairs the ability of the Purchaser or its Subsidiaries to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis. References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of materiality or of a Purchaser Material Adverse Effect.

        "Purchaser Permits" has the meaning set forth in Section 4.12(b) hereof.

        "Purchaser Preferred Stock" means, collectively, the Preferred Stock, no par value, the Class A Preferred Stock, no par value, and the Dividend Equalization Preferred Shares, no par value, of the Purchaser.

        "Purchaser Restricted Stock Right" has the meaning set forth in Section 2.5(f)(iv) hereof.

        "Purchaser Rights" means the rights to purchase Purchaser Shares issued under the Purchaser Rights Agreement.

        "Purchaser Rights Agreement" means the Shareholder Protection Rights Agreement, dated as of December 19, 2000, between Purchaser and Wachovia Bank, National Association, as Rights Agent.

        "Purchaser RSU" has the meaning set forth in Section 2.5(f)(v) hereof.

        "Purchaser SEC Reports" has the meaning set forth in Section 4.8(a) hereof.

        "Purchaser Shares" means the shares of common stock, par value $3.33 1/3 per share, of the Purchaser (including the requisite number of Purchaser Rights issued and attached thereto under the Purchaser Rights Agreement).

        "Registration Statement" has the meaning set forth in Section 6.2(a) hereof.

        "Requisite WFS Approval" has the meaning set forth in Section 7.1(c) hereof.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Section 16 Information" means information regarding those officers and directors of the Company and WFS subject to the reporting requirements of
Section 16(a) of the Exchange Act, including the number of shares of Company Common Stock or WFS Common Stock, as applicable, held or to be held by such Persons expected to be exchanged for Purchaser Shares in the Parent Merger or the Subsidiary Merger, as applicable, and the other transactions contemplated by this Agreement, and the number and description of the options to purchase shares of Company Common Stock or the options to purchase shares of WFS Common Stock, as applicable, held by such Persons and expected to be converted into options to purchase Purchaser Shares in connection with the Parent Merger or the Subsidiary Merger, as applicable and the other transactions contemplated by this Agreement.

        "SOX" has the meaning set forth in Section 3.8(a) hereof.

        "Subsidiary" means, with respect to any Person, any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is, or required to be, consolidated with such Person for financial reporting purposes under GAAP.

        "Subsidiary Agreements of Merger" has the meaning set forth in Section
2.4 hereof.

        "Subsidiary Effective Time" has the meaning set forth in Section 2.4 hereof.

        "Subsidiary Exchange Ratio" has the meaning set forth in Section 2.5(e)(ii)(1) hereof.

        "Subsidiary Merger" has the meaning set forth in Section 2.2 hereof.

        "Subsidiary Merger Consideration" has the meaning set forth in Section 2.5(e)(ii)(1) hereof.

        "Subsidiary Surviving Corporation" has the meaning set forth in Section
2.2 hereof.

        "Superior Proposal" means a bona fide written proposal made by a Third Party relating to an Alternative Transaction on terms that each of the Company Special Committee and board of directors of the Company, determines in good faith and after consultation with outside counsel and a financial advisor (which shall be a nationally recognized investment banking firm) would be more favorable to the Company's shareholders from a financial point of view and taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and all legal, financial, regulatory and other aspects of the proposal and any other relevant factors permitted under Applicable Law, than the Parent Merger and the transactions contemplated by this Agreement; provided, however, that for purposes of the definition of "Superior Proposal," the references to "more than 15%" in the definition of Alternative Transaction shall be deemed to be references to "50% or more" in each case.

        "Tax" or "Taxes" means taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (i) income, franchise, profits, gross receipts, ad valorem, net worth, goods and services, fringe benefits, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, accident compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto.

        "Tax Returns" means returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

        "Third Party" means any Person other than a party to this Agreement or an Affiliate of such a party.

        "WBNA" means Wachovia Bank, National Association, a national banking association and wholly owned subsidiary of the Purchaser.

        "WFB" has the meaning set forth in the preamble hereof.

        "WFS" has the meaning set forth in the preamble hereof.

        "WFS Certificates" has the meaning set forth in Section 2.6(b) hereof.

        "WFS Common Stock" means the common stock, no par value, of WFS.

        "WFS Dissenting Shares" has the meaning set forth in Section 2.5(g)(i) hereof.

        "WFS Indemnified Parties" has the meaning set forth in Section 6.8(a) hereof.

        "WFS Preferred Stock" means the preferred stock, no par value, of the Company.

        "WFS Shareholder Meeting" has the meaning set forth in Section 6.1(b).

        "WFS Special Committee" has the meaning set forth in the recitals hereto.

        "WFS Stock Options" means all options to purchase shares of WFS Common Stock under the WFS Stock Plan.

        "WFS Stock Plan" means the WFS Amended and Restated 1996 Stock Option Plan.

        Section 1.2 Other Terms. (a) Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meanings throughout this Agreement.

        Section 1.3 Other Definitional Provisions.


        (a) The words "herein," "hereof," "hereto" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

        (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

        (c) The words "include," "includes" or "including" are to be deemed followed by the words "without limitation."

        (d) Except as context may otherwise require, references to Sections or Exhibits are to the Sections of or Exhibits to this Agreement.

        (e) The phrase "ordinary course of business" as used herein with respect to the Company shall be understood to include the respective securitization programs of the Company and WFS as conducted consistent with past practice.

                                   ARTICLE II
                                   THE MERGERS

        Section 2.1 The Parent Merger. Subject to and in accordance with the terms and conditions of this Agreement, and in accordance with the California Code, the North Carolina Code and other Applicable Law, the Company will merge with and into the Purchaser (the "Parent Merger") at the Parent Effective Time. The Purchaser shall be the corporation surviving the Parent Merger (the "Parent Surviving Corporation"). Immediately following the Parent Merger, but prior to the Subsidiary Merger, the Bank Conversion shall become effective.

        Section 2.2 The Subsidiary Merger. Subject to and in accordance with the terms and conditions of this Agreement, immediately following the Parent Merger and the Bank Conversion in accordance with Section 2.1, and in accordance with the California Code and other Applicable Law, WFS will merge with and into WFB (the "Subsidiary Merger") at the Subsidiary Effective Time. WFB shall be the entity surviving the Subsidiary Merger (the "Subsidiary Surviving Corporation").

        Section 2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Morrison & Foerster LLP, in Irvine, California, commencing at 10:00 a.m. local time on such date as the Purchaser, the Company and WFS shall mutually agree following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself, but subject to the satisfaction or waiver of those conditions) immediately prior to the filing of the Parent Agreements of Merger and the Subsidiary Agreements of Merger, or if the parties do not so agree, the third Business Day following the satisfaction or waiver of such conditions (the "Closing Date").

        Section 2.4 Effective Times. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall cause the Parent Merger to be consummated by filing articles of merger with the Secretary of State of the State of North Carolina and an agreement of merger with the Secretary of State of the State of California and an agreement of merger or other instrument having similar effect with each other appropriate Governmental Authority as may be necessary to effect the Parent Merger (collectively, the "Parent Agreements of Merger"), each in such form as is required by the relevant respective provisions of Applicable Law. Subject to the provisions of this Agreement, on the Closing Date, immediately following the Parent Merger, the parties hereto shall cause the Subsidiary Merger to be consummated by filing an agreement of merger with the Secretary of State of the State of California and an agreement of merger or other instrument having similar effect with each other appropriate Governmental Authority as may be necessary to effect the Subsidiary Merger (the "Subsidiary Agreements of Merger"), in such form as is required by the relevant respective provisions of Applicable Law. Following the Subsidiary Effective Time, the Purchaser will deliver or cause to be delivered the Exchange Fund to the Exchange Agent in the manner provided in Section 2.6. The term "Parent Effective Time" means the date and time of the filing of the last of the Parent Agreements of Merger with the Secretary of State of the State of North Carolina, the Secretary of State of the State of California and with each other Governmental Authority as may be required under Applicable Law (or such later time as may be agreed upon by each of the parties and specified in the Parent Agreements of Merger) and the term "Subsidiary Effective Time" means the date and time of the filing of the last of the Subsidiary Agreements of Merger with the Secretary of State of the State of California and with each other Governmental Authority as may be required under Applicable Law (or such later time as may be agreed upon by each of the parties and specified in the Subsidiary Agreements of Merger).

        Section 2.5 Effect of Mergers.

        (a) General.

                (i) The Parent Merger shall have the effects set forth in Sections 55-11-06 and 55-11-07 of the North Carolina Code and Sections 1107 and 1108 of the California Code. Without limiting the generality of the foregoing, and subject thereto, at the Parent Effective Time all property, rights, powers, privileges and franchises of the Company shall vest in the Purchaser as the Parent Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Parent Surviving Corporation. The Parent Surviving Corporation may, at any time after the Parent Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or the Purchaser in order to carry out and effectuate the transactions contemplated by this Agreement.

                (ii) The Subsidiary Merger shall have the effects set forth in the applicable provisions of the California Code (including Section 1107 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Subsidiary Effective Time all property, rights, powers, privileges and franchises of WFS shall vest in WFB as the Subsidiary Surviving Corporation, and all debts, liabilities and duties of WFS shall become the debts, liabilities and duties of the Subsidiary Surviving Corporation. The Subsidiary Surviving Corporation may, at any time after the Subsidiary Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either WFS or WFB in order to carry out and effectuate the transactions contemplated by this Agreement.

        (b) Articles of Incorporation; Articles of Association.

                (i) The restated articles of incorporation, as amended, of the Purchaser, as in effect immediately prior to the Parent Effective Time, shall be the articles of incorporation of the Parent Surviving Corporation until amended as provided by Applicable Law and such restated articles of incorporation and the Parent Surviving Corporation's amended and restated bylaws.

                (ii) The articles of association of WFB, as in effect immediately prior to the Subsidiary Effective Time, shall be the articles of association of the Subsidiary Surviving Corporation until amended as provided by Applicable Law and such articles of association and the Subsidiary Surviving Corporation's bylaws.

        (c) Bylaws.

                (i) The amended and restated bylaws of the Purchaser, as in effect immediately prior to the Parent Effective Time, shall be the bylaws of the Parent Surviving Corporation until thereafter amended as provided by Applicable Law and such amended and restated bylaws and the Parent Surviving Corporation's restated articles of incorporation.

                (ii) The bylaws of WFB, as in effect immediately prior to the Subsidiary Effective Time, shall be the bylaws of the Subsidiary Surviving Corporation until thereafter amended as provided by Applicable Law and such bylaws and the Subsidiary Surviving Corporation's articles of incorporation.

        (d) Directors and Officers.

                (i) The directors of the Purchaser immediately prior to the Parent Effective Time shall be the directors of the Parent Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Parent Surviving Corporation. The officers of the Purchaser at and after the Parent Effective Time shall be the officers of the

Parent Surviving Corporation, each to hold office in accordance with the bylaws of the Parent Surviving Corporation.

                (ii) The directors of WFB immediately prior to the Subsidiary Effective Time shall be the directors of the Subsidiary Surviving Corporation, each to hold office in accordance with the articles of association and bylaws of the Subsidiary Surviving Corporation. The officers of WFB at and after the Subsidiary Effective Time shall be the officers of the Subsidiary Surviving Corporation, each to hold office in accordance with the bylaws of the Subsidiary Surviving Corporation.

        (e) Conversion of Company Common Stock and WFS Common Stock.

                (i) At the Parent Effective Time, by virtue of the Parent Merger and without any action on the part of the Purchaser the Company, WFB, WFS or the holders of any of the following securities:

                        (1) Other than any Company Dissenting Shares, and any
                outstanding shares of Company Common Stock to be canceled pursuant to Section 2.5(e)(i)(2), and subject to Section 2.6(e), each share of Company Common Stock issued and outstanding immediately prior to the Parent Effective Time shall be converted into the right to receive 1.2749 (the "Parent Exchange Ratio") Purchaser Shares (together with any cash in lieu of any fractional Purchaser Shares to which such holder is entitled pursuant to Section 2.6(e), the "Parent Merger Consideration"); provided, however, that if between the date of this Agreement and the Parent Effective Time the outstanding Purchaser Shares shall have been changed into a different number of shares or a different class of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or exchange of shares or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Parent Exchange Ratio. At the Parent Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Parent Effective Time shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and, other than certificates evidencing shares of Company Common Stock to be canceled pursuant to Section 2.5(e)(i)(2), each certificate previously evidencing such share of Company Common Stock shall evidence only the right to receive the Parent Merger Consideration, as well as any dividends or other distributions to which such holder is entitled pursuant to
                Section 2.6(c).

                        (2) Each outstanding share of Company Common Stock and
                Company Preferred Stock held by the Purchaser, the Company, WFB, WFS or any of their respective Subsidiaries (other than shares of Company Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held as a result of debts previously contracted), if any, immediately prior to the Parent Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

                (ii) At the Subsidiary Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the Purchaser, the Company, WFB, WFS or the holders of any of the following securities:

                        (1) Other than any WFS Dissenting Shares, and any
                outstanding shares of WFS Common Stock to be canceled pursuant to Section 2.5(e)(ii)(2), and subject to Section 2.6(e), each share of WFS Common Stock issued and outstanding immediately prior to the Subsidiary Effective Time shall be converted into the right to receive 1.4661 (the "Subsidiary Exchange Ratio") Purchaser Shares (together with any cash in lieu of any fractional Purchaser Shares to which such holder is entitled pursuant to Section 2.6(e), the "Subsidiary Merger Consideration"); provided, however, that if between the date of this Agreement and the Subsidiary Effective Time the outstanding Purchaser Shares shall have been changed into a different number of shares or a different class of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or exchange of shares or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Subsidiary Exchange Ratio. At the Subsidiary Effective Time, each share of WFS Common Stock issued and outstanding immediately prior to the Subsidiary Effective Time shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and, other than certificates evidencing shares of WFS Common Stock to be canceled pursuant to
                Section 2.5(e)(ii)(2), each certificate previously evidencing such share of WFS Common Stock shall evidence only the right to receive the Subsidiary Merger Consideration, as well as any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c).

                        (2) Each outstanding share of WFS Common Stock and WFS
                Preferred Stock held by the Purchaser the Company, WFB, WFS or any of their respective Subsidiaries (other than shares of WFS Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or held as a result of debts previously contracted), if any, immediately prior to the Subsidiary Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

                (iii) Each Company Dissenting Share and each WFS Dissenting Share shall be treated as described in Section 2.5(g).

        (f) Options and Other Stock-Based Awards.

                (i) The Purchaser, the Company and WFS shall take all actions necessary to provide that each Company Stock Option that is outstanding immediately prior to the Parent Effective Time, other than Non-Assumed Options (collectively, "Assumed Company Stock Options") and each WFS Stock Option that is outstanding immediately prior to the Subsidiary Effective Time (collectively, "Assumed WFS Stock Options"), whether or not then exercisable or vested, shall be assumed by the Purchaser as of the Parent Effective Time or the Subsidiary Effective Time, as applicable. As of the Parent Effective Time, each Assumed Company Stock Option shall cease to represent a right to acquire shares of Company Common

Stock and shall be converted automatically into an option to purchase Purchaser Shares in an amount, at an exercise price and subject to such terms and conditions determined as provided below. All unvested Non-Assumed Options shall fully accelerate immediately prior to the Parent Effective Time. As of the Subsidiary Effective Time, each Assumed WFS Stock Option shall cease to represent a right to acquire shares of WFS Common Stock and shall be converted automatically into an option to purchase Purchaser Shares in an amount, at an exercise price and subject to such terms and conditions determined as provided below. Each Assumed Company Stock Option and each Assumed WFS Stock Option assumed by Purchaser as provided herein shall be subject to, and exercisable and vest in accordance with, the same terms and conditions as under the Company Stock Plans or the WFS Stock Plan, as applicable, and the applicable option and other related agreements issued thereunder, except that:

                        (1) each Assumed Company Stock Option shall be
                exercisable for, and represent the right to acquire, Purchaser Shares, with the number of Purchaser Shares determined by multiplying the number of unexercised shares of Company Common Stock that were subject to the Assumed Company Stock Option immediately before the Parent Effective Time by the Parent Exchange Ratio, rounded down to the nearest whole share, at an exercise price per Purchaser Share equal to (A) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Assumed Company Stock Option immediately before the Parent Effective Time divided by (B) the Parent Exchange Ratio, rounded up to the nearest cent.

                        (2) each Assumed WFS Stock Option shall be exercisable
                for, and represent the right to acquire, Purchaser Shares, with the number of Purchaser Shares determined by multiplying the number of unexercised shares of WFS Common Stock that were subject to the Assumed WFS Stock Option immediately before the Subsidiary Effective Time by the Subsidiary Exchange Ratio, rounded down to the nearest whole share, at an exercise price per Purchaser Share equal to (A) the per share exercise price for the shares of WFS Common Stock otherwise purchasable pursuant to such Assumed WFS Stock Option immediately before the Subsidiary Effective Time divided by (B) the Subsidiary Exchange Ratio, rounded up to the nearest cent.

Following the assumption of the Assumed Company Stock Options and the Assumed WFS Stock Options, all references to the Company in the Assumed Company Stock Options and the Company Stock Plan and all references to WFS in the Assumed WFS Stock Options and the WFS Stock Plans shall be deemed to refer to the Purchaser.

                (ii) In the case of any Assumed Company Stock Options or Assumed WFS Stock Options which are "incentive stock options" (as defined in Section 422 of the Code), the exercise price, the number of shares purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the Code and to avoid a "modification" of any such option under Code Section 424(h). In all events, Assumed Company Stock Options and Assumed WFS Stock Options shall be converted into options to purchase Purchaser Shares in such a manner as to be compliant with Section 409A of the Code.

                (iii) Each Non-Assumed Option that is outstanding as of the Parent Effective Time shall be canceled as of the Parent Effective Time and, subject to the receipt of any necessary consents, each holder of such canceled option shall be entitled to receive in consideration for such cancellation that number of Purchaser Shares equal to the product of (x) the Parent Exchange Ratio and (y) a number equal to the difference (if positive) between (A) the number of shares of Company Common Stock that would have been issued under the Non-Assumed Option had such option been exercised in full immediately prior to the Parent Effective Time less (B) the number of shares of Company Common Stock with an aggregate fair market value equal to the exercise price of such shares, with the fair market value of each such share determined by using the 4:00 p.m. (New York time) closing price for a share of Company Common Stock on the NYSE as reported by The Wall Street Journal for the last NYSE trading day immediately preceding the date on which the Parent Effective Time occurs.

                (iv) As of the Parent Effective Time, each restricted share of Company Common Stock granted to any employee or director of the Company or any of its Subsidiaries under the Company Incentive Plan that is outstanding immediately prior to the Parent Effective Time (collectively, the "Company Restricted Shares") shall, by virtue of the Parent Merger and without any action on the part of the holder thereof, be converted into the right to receive, on the same terms and conditions as applied to each such Company Restricted Share immediately prior to the Parent Effective Time (including, in the case of Purchaser Shares received in respect of each Company Restricted Share, the same transfer restrictions taking into account any accelerated vesting of such Company Restricted Share in accordance with the terms thereof), a number of restricted Purchaser Shares in an amount equal to the number of such Company Restricted Shares multiplied by the Parent Exchange Ratio (rounded down to the nearest whole share) (the "Purchaser Restricted Stock Right"); provided, however, that, upon the lapsing of restrictions with respect to each such Purchaser Restricted Stock Right in accordance with the terms applicable to the corresponding Company Restricted Share immediately prior to the Parent Effective Time, the Purchaser shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local tax law with respect to the lapsing of such restrictions; provided, further, that, in the case of any Company Restricted Shares, the number of Purchaser Shares subject to such award shall be determined in a manner as to be compliant with the requirements of Section 409A of the Code.

                (v) As of the Parent Effective Time, each restricted share unit with respect to shares of Company Common Stock granted to any employee or director of the Company or any of its Subsidiaries under the Company Stock Plan that is outstanding immediately prior to the Parent Effective Time (collectively, the "Company RSUs") shall, by virtue of the Parent Merger and without any action on the part of the holder thereof, be converted into a restricted share unit, on the same terms and conditions as applied to each such Company RSU immediately prior to the Parent Effective Time (taking into account any accelerated vesting of such Company RSU in accordance with the terms thereof), with respect to the number of Purchaser Shares that is equal to the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Parent Effective Time multiplied by the Parent Exchange Ratio (rounded down to the nearest whole share) (a "Purchaser RSU"); provided, however, that, in the case of any Company RSU, the number of Purchaser Shares subject to such award shall be determined in a manner as to be compliant with the requirements of Section 409A of the Code.

                (vi) As soon as practicable after the Parent Effective Time and the Subsidiary Effective Time, as applicable, the Purchaser shall deliver to each holder of Company Stock Options, WFS Stock Options, Company Restricted Shares or Company RSUs an appropriate notice setting forth such holder's rights pursuant thereto after giving effect to the adjustments required by this Section 2.5(f).

                (vii) Each of the Company and WFS shall, at or prior to the Parent Effective Time or Subsidiary Effective Time, as applicable, take all necessary actions so that, immediately following the Parent Effective Time or the Subsidiary Effective Time, as applicable, none of the Company, WFS, the Parent Surviving Corporation or the Subsidiary Surviving Corporation is or will be bound by the Company Stock Plans, the WFS Stock Plan, any Company Stock Option, any WFS Stock Option or any other options, warrants, rights or agreements that would entitle any Person, other than the Purchaser or its Affiliates, to own any capital stock of the Company, WFS, the Parent Surviving Corporation or the Subsidiary Surviving Corporation or to receive any payment in respect thereof, except as otherwise provided herein.

        (g) Dissenting Shares.

                (i) In the event that the applicable requirements of Section 1300(b) of the California Code have been satisfied, the holders of Company Common Stock and WFS Common Stock outstanding immediately prior to the Parent Effective Time and the Subsidiary Effective Time, as applicable, who shall have voted against the Parent Merger or the Subsidiary Merger, as applicable, or did not consent thereto in writing (if such action is taken by written consent) and who shall have demanded properly in writing appraisal for such shares of Company Common Stock or WFS Common Stock, as applicable, in accordance with Chapter 13 of Division 1 of the California Code (the "Company Dissenting Shares" or the "WFS Dissenting Shares," as applicable, and collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, as described in Section 2.5(e). Such shareholders shall be entitled to receive payment of the appraised value of such shares held by them, except that all Company Common Stock and WFS Common Stock, as applicable, held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under Chapter 13 of Division 1 of the California Code shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Parent Effective Time or the Subsidiary Effective Time, as applicable, the right to receive Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, for such Company Common Stock or WFS Common Stock in accordance with
Section 2.5(e), without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares.

                (ii) The Company and WFS shall give the Purchaser (i) prompt notice of any demands for appraisal received thereby, withdrawals of such demands, and any other instruments served pursuant to the California Code and received by the Company or WFS, as applicable, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the California Code. Neither the Company nor WFS shall, except with the prior written consent of the Purchaser, make any payment or settlement offer with respect to any demands for appraisal or offer to settle or settle any such demands. The Purchaser shall be responsible for any settlement claims with respect to any Dissenting Shares, which settlements may be paid in cash, capital stock of the Purchaser or such other consideration as the Purchaser shall determine, except as otherwise required by Applicable Law.

        (h) Capital Stock of the Purchaser and WFB. At and as of the Parent Effective Time, each outstanding Purchaser Share shall continue to remain outstanding. At and as of the Subsidiary Effective Time, each outstanding share of common stock of WFB shall continue to remain outstanding.

        Section 2.6 Exchange of Certificates.

        (a) Exchange Agent. The Purchaser shall deposit, or shall cause to be deposited, with the Purchaser's transfer agent (Wachovia Bank, National Association) or with a bank or trust company designated by the Purchaser and reasonably acceptable to the Company and WFS (the "Exchange Agent"), for the benefit of the holders of the outstanding shares of Company Common Stock and WFS Common Stock, for exchange in accordance with the provisions of Article II through the Exchange Agent, certificates or, at the Purchaser's option, evidence of shares in book entry form, representing Purchaser Shares issuable pursuant to
Section 2.5(e) as of the Parent Effective Time and the Subsidiary Effective Time, as well as cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.6(e) (such cash and certificates or book entry evidence for Purchaser Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Merger Consideration and the Subsidiary Merger Consideration contemplated to be paid pursuant to Section 2.5(e) out of the Exchange Fund. Except as contemplated by Section 2.6(f), the Exchange Fund shall not be used for any other purpose.

        (b) Exchange Procedures.

                (i) As promptly as practicable after the Parent Effective Time and the Subsidiary Effective Time, as applicable, the Purchaser shall cause the Exchange Agent to mail to each holder of record of one or more certificates that immediately prior to the Parent Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") and to each holder of record of one or more certificates that immediately prior to the Subsidiary Effective Time represented outstanding shares of WFS Common Stock (the "WFS Certificates") the following: (x) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates or WFS Certificates, as applicable, shall pass, only upon proper delivery of such certificates to the Exchange Agent) and (y) instructions for use in effecting the surrender of the Company Certificates or WFS Certificates, as applicable, in exchange for the Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, together with any dividends or distributions with respect thereto for which the record date for determination of stockholders entitled to such dividends or distributions is on or after the Parent Effective Time or the Subsidiary Effective Time, as applicable.

                (ii) Upon surrender to the Exchange Agent of a Company Certificate or WFS Certificate, as applicable, for exchange and cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such certificate shall, as promptly as practicable after the Parent Effective Time or the Subsidiary Effective Time, as applicable, be paid, if applicable, and receive in exchange therefor the Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, to which such holder is entitled pursuant to
Section 2.5(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c), and the Company Certificate or WFS Certificate, as applicable, so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock or WFS Common Stock which is not registered in the transfer records of the Company or WFS, as applicable, the Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, to which such hold is entitled pursuant to Section 2.5(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c), may be issued to a transferee if the Company Certificate or WFS Certificate representing such shares of Company Common Stock or WFS Common Stock, as applicable, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Parent Surviving Corporation or the Subsidiary Surviving Corporation that any applicable share transfer taxes have been paid. Until surrendered as contemplated by this Section 2.6, each Company Certificate shall be deemed at all times after the Parent Effective Time and each WFS Certificate shall be deemed at all times after the Subsidiary Effective Time to represent only the right to receive upon such surrender the Parent Merger Consideration or the Subsidiary Merger Consideration, as applicable, to which such holder is entitled pursuant to Section 2.5(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c). Company Certificates and WFS Certificates surrendered for exchange by any Person constituting an "affiliate" of the Company or WFS, as applicable, shall not be exchanged for certificates representing Purchaser Shares until the Purchaser has received a written agreement from such Person as specified in Section 6.12.

        (c) Distributions with Respect to Unexchanged Purchaser Shares. No dividends or other distributions declared or made after the Parent Effective Time or the Subsidiary Effective Time, as applicable, with respect to Purchaser Shares with a record date after the Parent Effective Time or the Subsidiary Effective Time, as applicable, shall be paid to the holder of any unsurrendered Company Certificate or WFS Certificate, as applicable, with respect to Purchaser Shares represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.6(e), until the holder of such Company Certificate or WFS Certificate shall surrender such Company Certificates or WFS Certificates held of record by such stockholder as provided in Section 2.6(b). Subject to the effect of escheat, tax or other Applicable Laws, following surrender of any such Company Certificate or WFS Certificate, there shall be paid to the holder of the certificates, or statement indicating book entry ownership of Purchaser Shares, representing whole Purchaser Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional Purchaser Share to which such holder is entitled pursuant to Section 2.6(e), and the amount of dividends or other distributions with a record date after the Parent Effective Time or Subsidiary Effective Time, as applicable, and theretofore paid with respect to such whole Purchaser Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Parent Effective Time or Subsidiary Effective Time, as applicable, but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Purchaser Shares.

        (d) No Further Rights in Company Common Stock or WFS Common Stock. The Parent Merger Consideration and the Subsidiary Merger Consideration issued or paid upon conversion of the outstanding shares of Company Common Stock or WFS Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.6(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock or WFS Common Stock, as applicable.

        (e) No Fractional Shares. No certificates or scrip representing fractional Purchaser Shares shall be issued upon the surrender for exchange of Company Certificates or WFS Certificates or upon cancellation of Non-Assumed Options in accordance with Section 2.5(f)(iii), and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of the Purchaser. Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all Company Certificates or WFS Certificates delivered by such holder) would otherwise be entitled, by (ii) the 4:00 p.m. (New York time) closing price for a Purchaser Share on the NYSE as reported by The Wall Street Journal for the last NYSE trading day immediately preceding the date on which the Parent Effective Time or Subsidiary Effective Time, as applicable, will occur. From time to time after the Parent Effective Time or Subsidiary Effective Time, as applicable, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests who have surrendered their Company Certificates or WFS Certificates to the Exchange Agent, the Exchange Agent shall so notify the Purchaser, and the Purchaser shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.6(b) and (c).

        (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of outstanding shares of Company Common Stock and WFS Common Stock for six (6) months after the Parent Effective Time or Subsidiary Effective Time, as applicable, shall be delivered to the Purchaser, and any holders of shares of Company Common Stock or WFS Common Stock, as applicable, who have not theretofore complied with Section 2.6 shall thereafter look only to the Purchaser for Purchaser Shares, any cash in lieu of fractional Purchaser Shares to which they are entitled pursuant to Section 2.6(e) and any dividends or other distributions with respect to Purchaser Shares to which they are entitled pursuant to Section 2.6(c), in each case, without any interest thereon. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock and WFS Common Stock following the passage of time specified in any applicable escheat laws shall be delivered to the applicable public officials specified therein.

        (g) No Liability. None of the Purchaser, the Company, WFB, WFS, the Parent Surviving Corporation, the Subsidiary Surviving Corporation nor the Exchange Agent shall be liable to any holder of shares of Company Common Stock or WFS Common Stock for any Purchaser Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

        (h) Withholding Rights. Each of the Parent Surviving Corporation, the Subsidiary Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or WFS Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state or local tax law. To the extent that amounts are so withheld by the Parent Surviving Corporation, the Subsidiary Surviving Corporation, the Purchaser or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock or WFS Common Stock, as applicable, in respect of which such deduction and withholding was made by the Parent Surviving Corporation, the Subsidiary Surviving Corporation, the Purchaser or the Exchange Agent, as the case may be.

        (i) Lost Certificates. If any Company Certificate or WFS Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the Parent Surviving Corporation or the Subsidiary Surviving Corporation, as applicable, the posting by such Person of a bond, in such reasonable amount as the Parent Surviving Corporation or the Subsidiary Surviving Corporation, as applicable, may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate, Purchaser Shares, any cash in lieu of fractional Purchaser Shares to which the holders thereof are entitled pursuant to Section 2.6(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.

        (j) Stock Transfer Books. At the Parent Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. At the Subsidiary Effective Time, the stock transfer books of WFS shall be closed and there shall be no further registration of transfers of shares of WFS Common Stock thereafter on the records of WFS. From and after the Parent Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Parent Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Applicable Law. From and after the Subsidiary Effective Time, the holders of shares of WFS Common Stock outstanding immediately prior to the Subsidiary Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Applicable Law. On or after the Parent Effective Time, any Company Certificates presented to the Exchange Agent or the Purchaser for any reason shall be converted into the right to receive Parent Merger Consideration and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon. On or after the Subsidiary Effective Time, any WFS Certificates presented to the Exchange Agent or the Purchaser for any reason shall be converted into the right to receive Subsidiary Merger Consideration and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.

        Section 2.7 Actions Following the Subsidiary Effective Time. Subject to and in accordance with the terms and conditions of this Agreement and the Bank Plan of Merger (as defined below), following the Subsidiary Merger, WBNA will merge with and into WFB (the "Bank Merger") pursuant to a plan of merger in substantially the form attached hereto as Exhibit

"F" (with such changes as the Purchaser may reasonably determine are necessary or appropriate but not which entity survives the Bank Merger, the "Bank Plan of Merger") with WFB as the survivor from the Bank Merger under the name and the charter of WBNA.

        Section 2.8 Further Action. If, at any time after the Parent Effective Time or the Subsidiary Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Parent Surviving Corporation or the Subsidiary Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company or WFS, as applicable, the officers and directors of the Parent Surviving Corporation and the Subsidiary Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to the Purchaser, except with respect to any particular subsection of this Article III to the extent specifically described in the corresponding schedule of the Company Disclosure Letter, as follows:

        Section 3.1 Due Incorporation; Organization.

        (a) The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all of its properties and assets. True and complete copies of the articles of incorporation, bylaws or other applicable organizational documents of the Company, WFS and WFB with all amendments and restatements thereto through the date hereof have been provided to the Purchaser. The minute books of the Company and each of its Subsidiaries contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors. The Company and each of its Subsidiaries is duly qualified as a foreign corporation (or other relevant organizational form) to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified has not had, or would not reasonably be expected to result in, a Company Material Adverse Effect.

        (b) WFB is an "insured depository institution" as defined in the Federal Deposit Insurance Act. The deposit accounts of WFB are insured by the FDIC through the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

        Section 3.2 Capitalization.

        (a) The authorized capital stock of the Company consists of 65,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock. As of August 31, 2005, (i) 52,225,647 shares of Company Common Stock were issued and outstanding, all of which have been duly authorized, validly issued and are fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights), (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) Company Stock Options to acquire 1,882,248 shares of Company Common Stock were outstanding under the Company Stock Plans, and (iv) 3,122,286 shares of Company Common Stock was reserved for future issuance pursuant to the Company Incentive Plan.

        (b) The authorized capital stock of WFS consists of 50,000,000 shares of WFS Common Stock and 10,000,000 shares of WFS Preferred Stock. As of August 31, 2005, (i) 41,088,246 shares of WFS Common Stock were issued and outstanding, all of which have been duly authorized, validly issued and are fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights), (ii) no shares of WFS Preferred Stock were issued or outstanding, (iii) WFS Stock Options to acquire 134 shares of WFS Common Stock were outstanding under the WFS Stock Plan, and (iv) 809,552 shares of WFS Common Stock was reserved for future issuance pursuant to the WFS Stock Plan. 34,447,722 shares of WFS Common Stock are owned by WFB, free and clear of any liens, pledges, charges and security interests and similar encumbrances ("Liens").

        (c) Other than as set forth above or in Schedule 3.2(c) of the Company Disclosure Letter, there have been no issuances by the Company or WFS of shares of capital stock of the Company or WFS other than issuances of shares of Company Common Stock and WFS Common Stock pursuant to the exercise of Company Stock Options and WFS Stock Options, respectively, or stock incentive rights granted pursuant to the Company Stock Plans and arrangements outstanding on such date or issuances of shares of Company Common Stock pursuant to the Company's 401(k) plans in the ordinary course of business and there have been no issuances by the Company or WFS of options, warrants or other rights to acquire shares of capital stock of the Company or WFS, respectively. Except as set forth in Schedule 3.2(c) of the Company Disclosure Letter or except as otherwise contemplated by or specified in this Agreement, including in Sections 3.2(a) and 3.2(b) hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of, or other equity interests in, the Company or WFS. All shares of capital stock of the Company and WFS subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

        (d) Schedule 3.2(d) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company. Except as set forth in Section 3.2(b) hereof or in Schedule 3.2(d) of the Company Disclosure Letter, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid and nonassessable and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth in Section 3.2(b) hereof or in Schedule 3.2(d) of the Company Disclosure Letter, no Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

        (e) Schedule 3.2(e) of the Company Disclosure Letter sets forth a list of all equity securities that the Company or its Subsidiaries holds for its own account and not in a bona fide fiduciary capacity (other than equity securities of the Company's subsidiaries held, directly or indirectly, by the Company or its subsidiaries), as of the date hereof, involving, in the aggregate, ownership or control of 5% or more of any class of the issuer's voting securities or 25% or more of the issuer's equity (treating subordinated debt as equity).

        Section 3.3 Due Authorization of Transaction; Binding Obligation. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval and adoption of this Agreement and the Parent Merger by the Company's shareholders, to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action on the part of the Company (other than the approval and adoption of this Agreement and the Parent Merger by the Company's shareholders), including unanimous approval by the Company Special Committee. WFS has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval and adoption of this Agreement and the Subsidiary Merger by the Requisite WFS Approval, to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by WFS has been duly authorized by all necessary corporate action on the part of WFS (other than the Requisite WFS Approval), including unanimous approval by the WFS Special Committee. WFB has full corporate power and authority to execute and deliver this Agreement and the Bank Plan of Merger and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement and the Bank Plan of Merger by WFB has been duly authorized by all necessary corporate action on the part of WFB, including the approval of its sole shareholder. This Agreement has been duly executed and delivered by the Company, WFB and WFS and, assuming due authorization, execution and delivery of this Agreement by the Purchaser, is the legal, valid and binding obligation of each of the Company, WFB and WFS enforceable against each of them in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity affecting the availability of specific performance and other equitable remedies. Prior to the Parent Effective Time, the Bank Plan of Merger will be duly executed and delivered by WFB and, assuming due authorization, execution and delivery of the Bank Plan of Merger by WBNA, will be a legal, valid and binding obligation of WFB enforceable against WFB in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity affecting the availability of specific performance and other equitable remedies. The Agreement and Plan of Merger and Reorganization dated as of May 23, 2004, by and among the Company, WFB and WFS, has been terminated by the boards of directors of each of the Company, WFB and WFS and such termination has been approved by the WFS Special Committee.

        Section 3.4 Non-Contravention. Assuming compliance with the HSR Act, applicable bank regulatory laws, and any foreign or other antitrust or combination laws, the Securities Act and any applicable state securities or "blue sky" laws and the filing of the Parent Agreements of Merger and the Subsidiary Agreements of Merger with the Secretary of State of the State of California, the Secretary of State of the State of North Carolina and each other appropriate Governmental Authority, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene the articles of incorporation or bylaws or other charter or organizational documents of the Company or any of its Subsidiaries or
(b) constitute a breach or violation of, or default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any Applicable Law or agreement, indenture, instrument, judgment, decree, order, ruling or license of the Company or any of its Subsidiaries or to which the Company or any of their Subsidiaries is a party or by which any of them or their respective assets or properties is bound or affected, except in the case of subsection (b), for any such breaches, violations, defaults, Liens or accelerations which have not had, or would not reasonably be expected to result in, a Company Material Adverse Effect.

        Section 3.5 Approvals, Consents and Filings. No approval, authorization, consent, order, filing, registration or notification is required to be obtained by the Company or their Subsidiaries from, or made or given by the Company or its Subsidiaries to, any Governmental Authority or any other Person in connection with the execution, delivery and performance of this Agreement by the Company and WFS and the consummation of the transactions contemplated hereby except for such approvals, authorizations, consents, orders, filings, registrations or notifications (a) required by the HSR Act, any foreign or other antitrust or combination laws, the Exchange Act, the Securities Act and any applicable state securities or "blue sky" laws, the filing of the Parent Agreements of Merger and the Subsidiary Agreements of Merger with the Secretary of State of the State of California, the Secretary of State of the State of North Carolina and each other appropriate Governmental Authority, the receipt of necessary approvals for and consummation of the Bank Conversion, the NYSE, and the filing of applications and notices with, and the receipt of approvals or nonobjections from, federal and state banking authorities, including the Federal Reserve Board, the FDIC, the OCC and the OTS and the expiration or early termination of the required post-approval waiting period thereafter, and (b) of which the failure to obtain would not reasonably be expected to result in a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor WFS knows of any reason related to the Company or any of its Subsidiaries why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Parent Merger or the Subsidiary Merger on a timely basis.

        Section 3.6 Litigation; Regulatory Matters. Except as disclosed in
Schedule 3.6 of the Company Disclosure Letter or in the Company SEC Reports (without giving effect to any Company SEC Report or amendment filed after the date of this Agreement), neither the Company nor any of its Subsidiaries is engaged in, a party to, or to the knowledge of the Company, threatened with, nor is the Company's or its Subsidiaries' properties involved in, any legal action or other suit, action, investigation or proceeding, nor is there any judgment, decree, injunction, memorandum of understanding, commitment, rule or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries, that (a) seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement, or (b) would reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to, or has been advised by the applicable Governmental Authority that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of the Company or any of its Subsidiaries.

        Section 3.7 Brokers' Fees. Except for fees payable to Credit Suisse First Boston LLC and to Deutsche Bank Securities Inc., neither the Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.

        Section 3.8 Reports and Financial Information.

        (a) Except as provided on Schedule 3.8(a) of the Company Disclosure Letter, the Company, WFS and each of their respective Subsidiaries has filed, or furnished, as applicable, all reports, schedules and definitive proxy statements or information statements required to be filed or furnished with the SEC pursuant to the Exchange Act since December 31, 2003 (all such reports, schedules and definitive proxy statements, and amendments thereto, collectively, the "Company SEC Reports"). The Company SEC Reports were prepared in accordance with the applicable requirements of the Exchange Act and with the provisions of the Sarbanes-Oxley Act of 2002 ("SOX") then in effect and applicable to such filings when made. None of the Company SEC Reports nor any report filed by the Company or its Subsidiaries with the FDIC, the OTS or other banking regulatory agency, and no registration statement or offering materials made or given by the Company or its Subsidiaries to shareholders of the Company, WFS or any of their respective Subsidiaries since December 31, 2003, as of the respective dates thereof (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company, WFB and WFS have timely filed all reports and other documents required to be filed by them with the SEC, the FDIC and the OTS.

        (b) Each of the balance sheets (including the related notes thereto) included in the Company SEC Reports fairly present the financial position of the Company and its Subsidiaries as of the date thereof, and the other related financial statements (including the related notes thereto) included therein fairly present the results of operations and the changes in cash flows and stockholders' equity of the Company and its Subsidiaries for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to (x) normal year end adjustments which shall not be material in amount, and (y) the permitted exclusion of all footnotes that would otherwise be required by GAAP.

        (c) The Company has filed all reports required by the OTS, and each such report has complied with Applicable Law in all material respects. All reports (including the financial statements contained therein) filed by WFB with the FDIC, the OTS or other banking regulatory agency complied with Applicable Law in all material respects.

        (d) Each of the Company and WFS maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of it and its Subsidiaries.

        (e) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company and WFS are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company and WFS in the Company SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company and WFS as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company and WFS, as applicable, required under the Exchange Act with respect to such reports. As of the date of this Agreement, the Company knows of no reason that the outside auditors and chief executive officer and chief financial officer of the Company or WFS will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

        (f) WFB complies in all material respects with the auditing, reporting and control obligations with respect to its financial statements as contained in
Section 36 of the Federal Deposit Insurance Act (12 U.S.C. 1831m) and the implementing regulations thereto.

        (g) Neither the Company nor any of its Subsidiaries is a party to, nor does the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, as applicable, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or WFS in the Company SEC Reports.

        Section 3.9 Absence of Certain Changes or Events. Since December 31, 2004, except as otherwise expressly contemplated by this Agreement or as otherwise disclosed in Company SEC Reports filed prior to the date of this Agreement, none of the Company or its Subsidiaries has:

        (a) incurred any liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) material to the Company and its Subsidiaries on a consolidated basis, other than (i) in the case of the Company and its Subsidiaries, those set forth or adequately provided for in the balance sheet included in the Company's most recently filed Quarterly Report on Form 10-Q (the "Company Balance Sheet"), (ii) in the case of WFS and its Subsidiaries, those set forth or adequately provided for in the balance sheet included in WFS's most recently filed Quarterly Report on Form 10-Q (the "WFS Balance Sheet"), (iii) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet or the WFS Balance Sheet, as applicable, under GAAP, (iv) those incurred in the ordinary course of business since the date of the Company Balance Sheet and the WFS Balance Sheet and consistent with past practice, and (v) those incurred in connection with the execution of this Agreement; or

        (b) (i) conducted its business other than in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), (ii) suffered any change in its business, assets, financial condition or results of operation which has had, or would reasonably be expected to result in, a Company Material Adverse Effect, or (iii) prior to the date of this Agreement, taken any action that, if taken after the date of this Agreement, would constitute or cause a violation of Sections 5.1(c)(vii), (viii) or (ix) or Section 5.2(b).

        Section 3.10 Taxes.

        (a) The Company and each of its Subsidiaries has duly and timely filed with the appropriate Tax authorities all Tax Returns that it has been required to file. All such Tax Returns are true and complete in all material respects. All Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Returns) have either been paid or otherwise accrued as a reserve for Tax liability included on the face of the balance sheets (rather than only in any notes thereto) contained in such financial statements in the most recent Company SEC Reports.

        (b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the financial statements in the most recent Company SEC Reports, materially exceed the reserve for Tax liability set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Company SEC Reports, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

        (c) No pending deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been claimed in writing, proposed or assessed by a Tax authority, except for such deficiencies which would not reasonably be expected to result in a Company Material Adverse Effect. There are no pending or, based on written notice, threatened audits, assessments, administrative proceedings, court proceedings or other actions for or relating to any liability in respect of material Taxes of any of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

        (d) There are no Liens for Taxes upon the assets of any of the Company and its Subsidiaries (other than with respect to Permitted Liens for Taxes or Liens for Taxes that are being contested in good faith and for which an adequate reserve under GAAP has been established).

        (e) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502 - 6 (or any similar provision of state, local, or foreign law), as a transferee, by contract, or otherwise, except for such liabilities which would not reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement which will not be terminated on or before the Closing Date, except by and among the Company or its Subsidiaries.

        (f) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code in the two (2) years prior to the date of this Agreement, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code in the two (2) years prior to the date of this Agreement.

        (g) Any "listed transaction," as defined in Treasury Regulation Section 1.6011-4(b)(2), entered into by the Company or any of its Subsidiaries, has been properly identified and disclosed on all Tax Returns.

        Section 3.11 Employee Matters.

        (a) Schedule 3.11(a) of the Company Disclosure Letter sets forth a true, complete and correct list of each Company Employee Plan, and true and complete copies of all such Company Employee Plans, including any trust instruments and insurance contracts forming a part of any Company Employee Plan, and all amendments thereto, the most recent IRS determination letter, if applicable, and any summary plan descriptions of the Company Employee Plans have been made available to the Purchaser. None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person other than coverage mandated by Applicable Law, the full cost of which is borne by the retiree.

        (b) Each Company Employee Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other Applicable Laws in all material respects. Each Company Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and to the knowledge of the Company, no event or circumstance has occurred that could reasonably be expected to cause the loss of such qualification. To the knowledge of the Company and WFS, no event has occurred and no condition exists that would subject the Company or any other entities within common control (each, a "Controlled Group Member") (as defined by Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA) to any penalty, fine or lien imposed by ERISA, the Code or other Applicable Laws.

        (c) With respect to each Company Employee Plan: (i) no litigation (other than routine claims for benefits in the ordinary course of business) is pending, or to the knowledge of the Company, threatened, (ii) to the knowledge of the Company, no facts or circumstances exist that could give rise to any litigation and (iii) no administrative investigation, audit, or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other governmental agencies is pending, in progress or, to the knowledge of the Company, threatened.

        (d) Neither the Company nor any of its Controlled Group Members, sponsors, maintains, administers, contributes to (or is required to sponsor, maintain, administer or contribute to) any plan subject to Title IV of ERISA,
Section 412 of the Code, or any multiemployer plan as defined in Section 3(37) of ERISA, and neither the Company nor any of its Controlled Group Members (nor any of their predecessors) has within the past six (6) years sponsored, maintained, contributed to (or been required to sponsor, maintain, administer or contribute to) any such plan.

        (e) The Company has made or will accrue prior to the Closing Date all payments and contributions (including insurance premiums) due and payable as of the Closing Date to each Company Employee Plan.

        (f) Neither the Company nor any of its Subsidiaries has any obligations under any Company Employee Plan to provide post-retirement medical benefits to any employee or any former employee of the Company or any of its Subsidiaries, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law.

        (g) Except as provided on Schedule 3.11(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any employee or former employee of the Company or its Subsidiaries to severance pay,
(ii) accelerate the time of payment or vesting of, or increase the amount of, compensation or benefits due to any employee of the Company or its Subsidiaries, or (iii) result in the payment to any employee of the Company or any of its Subsidiaries of an amount that will be an "excess parachute payment" (within the meaning of Section 280G(b)(1) of the Code) except as may be required by Applicable Law.

        (h) To the knowledge of the Company, no oral or written representation or communication with respect to any aspect of the Company Employee Plans has been made to employees of the Company or any of its Subsidiaries prior to the date hereof which is not in accordance with the written or otherwise pre-existing terms and provisions of such Company Employee Plans.

        (i) No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in a nonqualified deferred compensation plan (within the meaning of Section 409(A)(d)(1) of the Code) of the Company or any of its Subsidiaries.

        Section 3.12 Material Contracts.

        (a) Except as filed or furnished as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed or furnished as exhibits to

WFS's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, or as disclosed in Schedule 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), a "material definitive agreement" within the meaning of Item 1.01(b) of the SEC's Form 8-K or a material "direct financial obligation" within the meaning of Item 2.03(c) of the SEC's Form 8-K or an "off-balance sheet arrangement" within the meaning of Item 303(a)(4)(ii) of the SEC's Regulation S-K, (ii) that restricts the conduct or geography of any line of business of the Company or any of its Subsidiaries or Affiliates, or
(iii) other than Company Employee Plans listed in Schedule 3.11(a) of the Company Disclosure Letter and other than salaries of at-will employees, with respect to employment of any officer, director, employee or consultant providing for payments in excess of $250,000 annually. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 3.12(a) is collectively referred to as a "Company Material Contract." Each of the Company and WFS has made available to the Purchaser prior to the date hereof, true, correct and complete copies in all material respects of each Company Material Contract existing as of the date of this Agreement, and shall make available to the Purchaser true, correct and complete copies in all material respects, of each Company Material Contract entered into after the date of this Agreement, if any.

        (b) Neither the Company nor any of its Subsidiaries has breached or is in default under, or has received written notice of any breach of or default under, any Company Material Contract. To the knowledge of the Company, no other party to any of the Company Material Contracts has breached or is in default of any of its obligations thereunder. Each of the Company Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that would not reasonably be expected to result in a Company Material Adverse Effect.

        Section 3.13 Regulatory Compliance.

        (a) Except as provided on Schedule 3.13(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance with all Applicable Laws, except for instances of non-compliance that would not reasonably be expected to result in a Company Material Adverse Effect.

        (b) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, consents, certificates, orders and approvals from Governmental Authorities that are required to permit the operation of the business of the Company and its Subsidiaries as it is now being conducted (collectively, the "Company Permits"). The Company and its Subsidiaries are in compliance with the terms of the Company Permits and the Company Permits are in full force and effect, except where the failure to so comply or be in effect would not reasonably be expected to result in a Company Material Adverse Effect.

        Section 3.14 Title to Properties; Leases.

        (a) Schedule 3.14(a) of the Company Disclosure Letter lists (i) all material leases entered into by the Company or any of its Subsidiaries during the Company's or Subsidiaries' period of ownership for any real property to which the Company or any of its

Subsidiaries is a party as a lessee as of the date hereof, setting forth in the case of any such lease, the location of such real property and (ii) all real properties to which the Company or any of its Subsidiaries owns fee simple title owned by the Company or any of its Subsidiaries as of the date hereof (the "Owned Real Property").

        (b) Neither the Company nor any of its Subsidiaries has breached or is in default under, or has received written notice of any breach of or default under, any lease under which the Company or any of its Subsidiaries is the lessee of real or personal property, except for such breaches or defaults that have been cured or that would not reasonably be expected to result in a Company Material Adverse Effect.

        (c) Each lease under which the Company or any of its Subsidiaries is the lessee of real or personal property is in full force and effect and constitutes a valid and binding obligation of the Company or such Subsidiary, as applicable, except for any such failures that would not reasonably be expected to result in a Company Material Adverse Effect.

        (d) The Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the properties and assets, tangible and intangible, reflected in the most recent balance sheets included in the Company SEC Reports as being owned by the Company or its Subsidiaries as of the date thereof (except properties or assets sold or otherwise disposed of since the date thereof in the ordinary course of business).

        Section 3.15 Intellectual Property.

        (a) Each of the Company and its Subsidiaries owns or has the right to use each Proprietary Asset necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted, except where the failure of the Company or any of its Subsidiaries to own or have the right to use such Proprietary Assets would not reasonably be expected to result in a Company Material Adverse Effect.

        (b) Neither the Company nor any of its Subsidiaries is infringing, and has not received any written notice of any actual or alleged infringement of, any Proprietary Asset owned or used by any other Person, except for such infringements that would not reasonably be expected to result in a Company Material Adverse Effect. To the knowledge of the Company, no other Person is infringing any Proprietary Asset owned or used by the Company or any of its Subsidiaries, except for matters that would not reasonably be expected to result in a Company Material Adverse Effect.

        (c) There are no judgments, decrees or orders pending against or affecting any Proprietary Asset, except for such judgments, decrees or orders that would not reasonably be expected to result in a Company Material Adverse Effect.

        Section 3.16 Environmental Matters.

        (a) The operations of the Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, other than such non compliance that would not reasonably be expected to result in a Company Material Adverse Effect.

        (b) There are no writs, injunctions, decrees, orders or judgments outstanding, relating to compliance by the Company or any of its Subsidiaries with, or liability of the Company or any of its Subsidiaries under, any applicable Environmental Law, except for such writs, injunctions, decrees, orders or judgments that would not reasonably be expected to result in a Company Material Adverse Effect.

        (c) Neither the Company nor any of its Subsidiaries (i) has received any written notice from any Person alleging that the Company or any of its Subsidiaries has disposed of any Hazardous Substance on any properties currently leased by or operated by the Company or any of its Subsidiaries, and (ii) has not disposed of any Hazardous Substance on Third Party sites in violation of any Environmental Law or incurred any liability for the unlawful generation, treatment, storage or disposal, of Hazardous Substances, except in each case as would not reasonably be expected to result in a Company Material Adverse Effect.

        Section 3.17 Labor Matters. None of the Company or any of its Subsidiaries is a party to any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization applicable to Persons employed by the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries under any current obligation to bargain with any bargaining agent on behalf of any such Persons. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past three (3) years, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries which has had, or would reasonably be expected to result in, a Company Material Adverse Effect.

        Section 3.18 Opinions of Financial Advisors. Prior to the execution of this Agreement, the Company Special Committee has received the opinion of Credit Suisse First Boston LLC to the effect that, as of the date of such opinion, and based upon and subject to the matters set forth therein, the Parent Exchange Ratio is fair to the holders of Company Common Stock (excluding the controlling shareholder and its affiliates) from a financial point of view. Prior to the execution of this Agreement, the WFS Special Committee has received the opinion of Deutsche Bank Securities Inc., to the effect that, as of the date of such opinion, and based upon and subject to the matters set forth therein, the Subsidiary Exchange Ratio is fair to the holders of WFS Common Stock, other than WFB and its affiliates, from a financial point of view.

        Section 3.19 Takeover Statutes. No "fair price," "business combination," "moratorium," "control share acquisition" or other similar antitakeover statute is applicable to the Parent Merger or the Subsidiary Merger, except for such statutes or regulations as to which all necessary action has been taken by the Company and its board of directors, WFS and its board of directors and WFB and its board of directors to permit the consummation of the Parent Merger and the Subsidiary Merger in accordance with the terms hereof.

        Section 3.20 Information in Registration Statement and Joint Proxy Statement. The information relating to and provided by the Company and its Subsidiaries, or their respective representatives, to be contained in the Registration Statement and the Disclosure Document, shall not, (a) at the time the Registration Statement is declared effective, (b) at the time the Disclosure

Document is first mailed to the shareholders of the Company and WFS, (c) at the time of the Company Shareholder Meeting and the WFS Shareholder Meeting or (d) at the Parent Effective Time and the Subsidiary Effective Time, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not false or misleading. The Disclosure Document shall comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act, as applicable. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Purchaser or any of its Subsidiaries or representatives for inclusion in the Disclosure Document.

        Section 3.21 Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice.

        Section 3.22 Assets and Activities. Neither the Company nor any of its Subsidiaries engages in any activities nor owns or controls any assets that would not be permissible for a financial holding company, as such term is defined in 12 U.S.C. Section 1841(p) or the implementing regulations of the Federal Reserve Board.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser hereby represents and warrants to the Company and WFS, except with respect to any particular subsection of this Article IV to the extent specifically described in the corresponding schedule of the Purchaser Disclosure Letter, as follows:

        Section 4.1 Due Incorporation; Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted and to own all of its properties and assets. True and complete copies of the Restated Articles of Incorporation of the Purchaser, as amended, and Amended and Restated Bylaws of the Purchaser, with all amendments and restatements thereto through the date hereof, have been provided to the Company prior to the date hereof. Each of the Purchaser and its Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified has not had, or would not reasonably be expected to result in, a Purchaser Material Adverse Effect. WBNA is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties.

        Section 4.2 Capitalization. The authorized capital stock of the Purchaser consisted of 3,000,000,000 Purchaser Shares and 550,000,000 shares of Purchaser Preferred Stock. As of July 31, 2005, (i) 1,566,403,546 Purchaser Shares were issued and outstanding, all of which have been duly authorized, validly issued and are fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights),
(ii) 100,000,000 shares of Purchaser Preferred Stock were issued or outstanding,
(iii)

139,701,535 Purchaser Shares were subject to outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of any character to acquire, or convert into, Purchaser Shares, and (iv) 240,241,731 Purchaser Shares were reserved for future issuance pursuant to stock option plans of the Purchaser. All shares of Purchaser Stock issuable pursuant to this Agreement, subject to issuance as aforesaid, upon issuance on the terms and conditions specified herein, will be duly authorized, validly issued, fully paid and nonassessable. At the Parent Effective Time, Purchaser will own directly all of the outstanding equity interests of WBNA.

        Section 4.3 Due Authorization of Transaction; Binding Obligation. The Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery of this Agreement by the Company and WFS, is the legal valid and binding obligation of the Purchaser enforceable against each of them in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity affecting the availability of specific performance and other equitable remedies. No further approval by the board of directors, shareholders or other security holders of the Purchaser is required for the execution, delivery and performance of this Agreement by the Purchaser, including the consummation of the Mergers. WBNA has full corporate power and authority to execute and deliver the Bank Plan of Merger and to perform its obligations thereunder, and, prior to the Parent Effective Time, the execution, delivery and performance of the Bank Plan of Merger by WBNA will be duly authorized by all necessary corporate action on the part of WBNA, including the approval of its sole shareholder. Prior to the Parent Effective Time, the Bank Plan of Merger will be duly executed and delivered by WBNA and, assuming due authorization, execution and delivery of the Bank Plan of Merger by WFB, will be a legal, valid and binding obligation of WBNA enforceable against WBNA in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity affecting the availability of specific performance and other equitable remedies.

        Section 4.4 Non-Contravention. Assuming compliance with the HSR Act, applicable bank regulatory laws, any foreign or other antitrust or combination laws, the Securities Act, any applicable state securities or "blue sky" laws and the filing of the Parent Agreements of Merger and the Subsidiary Agreements of Merger with the Secretary of State of the State of California, the Secretary of State of the State of North Carolina and each other appropriate Governmental Authority, the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not (a) contravene the Restated Articles of Incorporation of the Purchaser, as amended, and Amended and Restated Bylaws of the Purchaser or other charter or organizational documents of its Subsidiaries, or (b) constitute a breach or violation of, or default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any Applicable Law or agreement, indenture, instrument, judgment, decree, order, ruling or license of the Purchaser or any of its Subsidiaries or to which the Purchaser or any of its Subsidiaries is a party or by which any of them or their respective assets or properties is bound or affected, except in the case of subsection (b), for any such breaches, violations, defaults, Liens or accelerations which have not had, or would not reasonably be expected to result in, a Purchaser Material Adverse Effect.

        Section 4.5 Approvals, Consents, and Filings. No approval, authorization, consent, order, filing, registration or notification is required to be obtained by the Purchaser or any of its Subsidiaries from, or made or given by the Purchaser or any of its Subsidiaries to, any Governmental Authority or any other Person in connection with the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby, except for such approvals, authorizations, consents, orders, filings, registrations or notifications (a) required by the HSR Act, any foreign or other antitrust or combination laws, the Exchange Act, the Securities Act and any applicable state securities or "blue sky" laws, the filing of the Parent Agreements of Merger and the Subsidiary Agreements of Merger with the Secretary of State of the State of California, the Secretary of State of the State of North Carolina and each other appropriate Governmental Authority, the receipt of necessary approvals for and consummation of the Bank Conversion, the NYSE, and the filing of applications and notices with, and the receipt of approvals or nonobjections from, federal and state banking authorities, including the Federal Reserve Board, the FDIC, the OCC and the OTS and the expiration or early termination of the required post-approval waiting period thereafter, and (b) of which the failure to obtain would not reasonably be expected to result in a Purchaser Material Adverse Effect. As of the date of this Agreement, the Purchaser does not know of any reason related to the Purchaser or any of its Subsidiaries why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Parent Merger or the Subsidiary Merger on a timely basis.

        Section 4.6 Litigation; Regulatory Matters. Except as disclosed in the Purchaser SEC Reports (without giving effect to any Purchaser SEC Report or amendment filed after the date of this Agreement), neither the Purchaser nor any of its Subsidiaries is engaged in, a party to, or to the knowledge of the Purchaser, threatened with, nor is Purchaser's or its Subsidiaries' properties involved in, any legal action or other suit, action, investigation or proceeding, nor is there any judgment, decree, injunction, memorandum of understanding, commitment, rule or order of any Governmental Authority outstanding against the Purchaser or any of its Subsidiaries, that (a) seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement, or (b) would reasonably be expected to result in a Purchaser Material Adverse Effect. Neither the Purchaser nor any of its Subsidiaries is subject to, or has been advised by the applicable Governmental Authority that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of the Purchaser or any of its Subsidiaries.

        Section 4.7 Brokers' Fees. Except for fees payable to Wachovia Capital Markets, LLC and Goldman, Sachs & Co., neither the Purchaser nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Company could become liable or obligated.

        Section 4.8 Reports and Financial Information.

        (a) The Purchaser has filed, or furnished, as applicable, all reports, schedules and definitive proxy statements or information statements required to be filed or furnished with the SEC pursuant to the Exchange Act since December 31, 2003 (all such reports, schedules and definitive proxy statements, and amendments thereto, collectively, the "Purchaser SEC Reports"). The Purchaser SEC Reports (i) were prepared in accordance with the applicable requirements of the Exchange Act and with the provisions of SOX then in effect and applicable to such filings when made. None of the Purchaser SEC Reports nor any report filed by Purchaser with the FDIC, the Federal Reserve Board, the OCC or other banking regulatory agency, and no registration statement or offering materials made or given by Purchaser to stockholders of the Purchaser since December 31, 2003, as of the respective dates thereof (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b) Each of the balance sheets (including the related notes thereto) included in the Purchaser SEC Reports fairly present the financial position of the Purchaser and its Subsidiaries as of the date thereof, and the other related financial statements (including the related notes thereto) included therein fairly present the results of operations and the changes in cash flows and stockholders' equity of the Purchaser and its Subsidiaries for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to (x) normal year-end adjustments, and (y) the permitted exclusion of all footnotes that would otherwise be required by GAAP.

        (c) The Purchaser maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of it and its Subsidiaries.

        (d) The Purchaser's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Purchaser in the Purchaser SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Purchaser's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Purchaser required under the Exchange Act with respect to such reports. As of the date of this Agreement, Purchaser knows of no reason that the outside auditors and chief executive officer and chief financial officer of the Purchaser will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

        (e) Neither the Purchaser nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between the Purchaser or among the Purchaser, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser in the Purchaser SEC Reports.

        Section 4.9 Absence of Certain Changes or Events. Since December 31, 2004, except as otherwise disclosed in the Purchaser SEC Reports prior to the date of this Agreement, neither the Purchaser nor WBNA has:

        (a) incurred any liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) material to the Purchaser and its Subsidiaries on a consolidated basis, other than (i) those set forth or adequately provided for in the balance sheet included in the Purchaser's most recently filed Quarterly Report on Form 10-Q (the "Purchaser Balance Sheet"),
(ii) those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and consistent with past practice, and (iv) those incurred in connection with the execution of this Agreement; or

        (b) suffered any change in its business, assets, financial condition or results of operation which has had, or would reasonably be expected to result in, a Purchaser Material Adverse Effect.

        Section 4.10 Taxes.

        (a) The Purchaser and each of its Subsidiaries has duly and timely filed with the appropriate Tax authorities all Tax Returns that it has been required to file. All such Tax Returns are true and complete in all material respects. All Taxes due and owing by any of the Purchaser and its Subsidiaries (whether or not shown on any Tax Returns) have either been paid or otherwise accrued as a reserve for Tax liability included on the face of the balance sheets (rather than only in any notes thereto) contained in such financial statements in the most recent Purchaser SEC Reports.

        (b) The unpaid Taxes of the Purchaser and its Subsidiaries did not, as of the date of the financial statements in the most recent Purchaser SEC Reports, exceed the reserve for Tax liability set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Purchaser SEC Reports, neither the Purchaser nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

        (c) No pending deficiencies for Taxes with respect to any of the Purchaser and its Subsidiaries have been claimed in writing, proposed or assessed by a Tax authority, except for such deficiencies which would not reasonably be expected to result in a Purchaser Material Adverse Effect. There are no pending or, based on written notice, threatened audits, assessments, administrative proceedings, court proceedings or other actions for or relating to any liability in respect of material Taxes of any of the Purchaser or its Subsidiaries. Neither the Purchaser nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

        (d) There are no Liens for Taxes upon the assets of any of the Purchaser and its Subsidiaries (other than with respect to Permitted Liens for Taxes or Liens for Taxes that are being contested in good faith and for which an adequate reserve under GAAP has been established).

        (e) Any "listed transaction" as defined in Treasury Regulation Section 1.6011-4(b)(2), entered into by the Purchaser or any of its Subsidiaries, has been properly identified and disclosed on all Tax Returns.

        Section 4.11 Information in Registration Statement and Joint Proxy Statement. The information relating to and provided by the Purchaser and its Subsidiaries or representatives, to be contained in the Registration Statement and the Disclosure Document, shall not, (a) at the time the Registration Statement is declared effective, (b) at the time the Disclosure Document is first mailed to the shareholders of the Company, (c) at the time of the Company Shareholder Meeting and the WFS Shareholder Meeting, as applicable, or (d) at the Parent Effective Time or the Subsidiary Effective Time, as applicable, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not false or misleading. The Disclosure Document shall comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act, as applicable. Notwithstanding the foregoing, the Purchaser makes no representation or warranty with respect to any information supplied by the Company, WFB, WFS, their respective Subsidiaries or any of the Company's, WFB's or WFS's representatives for inclusion in the Disclosure Document.

        Section 4.12 Regulatory Compliance.

        (a) The Purchaser and each of its Subsidiaries is in compliance with all Applicable Laws, except for instances of non-compliance that would not reasonably be expected to result in a Purchaser Material Adverse Effect.

        (b) The Purchaser and its Subsidiaries hold all permits, licenses, variances, exemptions, consents, certificates, orders and approvals from Governmental Authorities which are required to permit the operation of the Purchaser's business as it is now being conducted (collectively, the "Purchaser Permits"). The Purchaser and its Subsidiaries are in compliance with the terms of the Purchaser Permits and the Purchaser Permits are in full force and effect, except where the failure to so comply or be in effect would not reasonably be expected to result in a Purchaser Material Adverse Effect.

                                   ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGERS

        Section 5.1 Conduct of Business of the Company, WFB and WFS Pending the Mergers. Each of the Company, WFB and WFS agrees that except as expressly contemplated by this Agreement or the Company Disclosure Letter or as otherwise consented to in writing by the Purchaser, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Parent Effective Time, in the case of the Company, and the Subsidiary Effective Time, in the case of WFB and WFS:

        (a) The Company, WFB, WFS and their respective Subsidiaries shall conduct their respective businesses only in the ordinary and usual course of business and consistent with past practices, and the Company, WFB, WFS and their respective Subsidiaries shall use their commercially reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates and, in any case, will not terminate any "named executive officer" (as defined in Item 402 of Regulation S-K under the Securities Act) of the Company or WFS without (i) cause, (ii) providing the Purchaser reasonable notice of its intention to terminate a named executive officer and (iii) consulting with the Purchaser prior to any such termination.

        (b) The Company, WFB and WFS shall not, and shall cause each of their respective Subsidiaries not to, (i) amend its articles of incorporation, bylaws or similar governing documents (except, in the case of WFB, to the extent required to effect the Bank Conversion), or (ii) directly or indirectly, split, combine or reclassify any shares of its outstanding capital stock, make, declare, set aside or pay any dividend (other than such dividends that have been declared by the board of directors of the Company or WFS, as applicable, prior to the date of this Agreement, or regular quarterly dividends on the Company Common Stock or the WFS Common Stock, as applicable, declared by the board of directors of the Company or the board of directors of WFS, as applicable, after the date of this Agreement, provided, that any such dividend shall be at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date hereof) or other distribution payable in cash, stock or property in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities.

        (c) The Company, WFB and WFS shall not, and shall cause each of their respective Subsidiaries not to, (i) authorize for issuance, issue, sell, pledge, dispose of, encumber, deliver or agree or commit to issue, sell, or pledge, or deliver any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) other than (A) Company Stock Options, WFS Stock Options, Company Restricted Shares and Company RSUs granted or issued in amounts not to exceed those set forth in Schedule 5.1(c)(i) of the Company Disclosure Letter, (B) shares of Company Common Stock issued to holders upon exercise of Company Stock Options, and (C) shares of WFS Common Stock issued to holders upon exercise of WFS Stock Options, (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other material assets, other than in the ordinary course of business and consistent with past practices, (iii) incur, assume or prepay any material indebtedness, liability or obligation or any other material liabilities or issue any debt securities, other than in the ordinary course of business and consistent with past practices, (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any Person (other than a Subsidiary) in a material amount, other than in the ordinary course of business and consistent with past practices, (v) make any material loans, advances or capital contributions to, or investments in, any Person, other than in the ordinary course of business and consistent with past practices, (vi) fail to maintain insurance, other than in the ordinary course of business and consistent with past practices, (vii) implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP or applicable regulatory accounting requirements, (viii) enter into any new line of business or change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by Applicable Law or policies imposed by any Governmental Authority, (ix) commence or settle any material claim, action or proceeding, (x) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, result in any of the conditions to the Parent Merger or the Subsidiary Merger set forth in Article VII not being satisfied in a timely manner, except as may be required by Applicable Law, or (xi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

        (d) Notwithstanding anything to the contrary in subsections (a)-(c) above, the Company, WFB and WFS shall be permitted to take the following actions: (i) pay any judgment of pending legal claims (including penalties, fees, or taxes related thereto); (ii) repay any guarantors of the Company's, WFB's or WFS's obligations or pledgors of collateral to secure the Company's obligations, WFB's obligations or WFS's obligations (including collateral pledged to secure letters of credit relating to such obligations) if and to the extent such guarantors pay any amount under the guaranty, or such pledgors have such collateral foreclosed upon, in connection with any of the Company's obligations, WFB's obligations or WFS's obligations, on behalf of the Company, WFB or WFS, as applicable; (iii) continue with the respective securitization programs of the Company and WFS, in size, amount, frequency and with terms that are not materially inconsistent with the size, amount, frequency and terms of the Company's securitization transactions consummated prior to the date of this Agreement; and (iv) subject to Section 5.1(c)(i)(A), pay compensation as permitted under Section 5.2, below.

        Section 5.2 Compensation Plans. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Subsidiary Effective Time, the Company, WFB and WFS each agree that it will not, and will cause each of its Subsidiaries not to, except as (i) contemplated by this Agreement or the Company Disclosure Letter, (ii) consented to in writing by the Purchaser, (iii) required by Applicable Law, or (iv) required pursuant to existing contractual arrangements or other plans or commitments as otherwise disclosed in the Company Disclosure Letter:

        (a) enter into, establish, adopt, amend, modify (including by way of interpretation) or renew any Company Employee Plans or any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of stock options, restricted stock, restricted stock units or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except amendments that do not increase benefits or result in increased administrative costs (or enter into any contract, commitment or arrangement to do any of the foregoing);

        (b) grant or become obligated to grant any salary or wage increase or increase any compensation, bonus or employee or fringe benefits (or, with respect to any of the preceding, communicate any intention to take such action) of directors, officers or employees (including any such increase pursuant to any Company Employee Plans), except for increases in compensation in the ordinary course of business and consistent with past practice (or enter into any contract, commitment or arrangement to do any of the foregoing); or

        (c) enter into, amend, modify (including by way of interpretation) or renew (other than a renewal occurring in accordance with the terms thereof) any employment, consulting, severance or similar agreement or arrangement with any employee, officer or director (or enter into any contract, commitment or arrangement to do any of the foregoing, except for employment arrangements for newly hired employees in the ordinary and usual course of business consistent with past practice).

        Section 5.3 No Solicitation.

        (a) Except as otherwise provided in this Section 5.3, neither the Company, WFB nor WFS shall, and each of them will cause their respective Subsidiaries and their Subsidiaries' officers, directors, employees, agents, and advisors (collectively, "Representatives") not to, encourage, solicit, participate in, initiate or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations with, or provide any information to, any Person (other than the Purchaser or its Subsidiaries, or any of their respective Representatives) with respect to any offer or proposal concerning an Alternative Transaction (an "Acquisition Proposal"); provided, however, that the Company may, in response to a request for information or access by any Person making a written Acquisition Proposal to the Company's board of directors, made after the date hereof that was not encouraged, solicited or initiated by the Company, WFB, WFS or any of their respective Representatives on or after the date hereof, directly or indirectly, furnish information and access pursuant to a confidentiality agreement with such Person on terms no less favorable to the Company than the Confidentiality Agreement, and may participate in discussions and negotiate with such Person concerning any such Acquisition Proposal, in each case if and only if (i) such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal, and (ii) the Company's board of directors and the Company Special Committee, after consultation with outside legal counsel, believes in good faith that such action is necessary for the Company's board of directors to comply with their fiduciary duties to the shareholders of the Company. The Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than the Purchaser with respect to any Acquisition Proposal and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. The Company shall promptly (and in any event within one business day) notify the Purchaser and the WFS Special Committee upon receipt of any written Acquisition Proposal, shall provide the Purchaser and the WFS Special Committee with the material terms and conditions of such proposal, and shall keep the Purchaser and the WFS Special Committee apprised of any related developments, discussions and negotiations on a current basis (but in no event, later than twenty-four (24) hours of any material developments, discussions or negotiations relating to such proposal).

        (b) If, in response to an Acquisition Proposal that did not result from a breach of Section 5.3(a) (an "Outside Proposal"), the Company's board of directors and the Company Special Committee conclude in good faith (after consultation with a financial advisor and outside legal counsel) that such Outside Proposal is a Superior Proposal, the Company's board of directors may (subject to this and the following two sentences) terminate this Agreement pursuant to Section 8.1(g) but only at a time that is prior to the Company Shareholder Meeting and after the fifth (5th) Business Day following delivery by the Company to the Purchaser of a written notice advising the Purchaser that the board of directors of the Company has authorized the Company to enter into a definitive written agreement regarding such Outside Proposal, attaching the most current version of such agreement to such notice, and the Purchaser does not make, within such period, a valid and legally binding offer that the board of directors of the Company and the Company Special Committee determine, in good faith after consultation with a financial advisor, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Outside Proposal (any such offer being referred to as an "Adjusted Purchaser Proposal"). If requested by the Purchaser in response to a notice advising the Purchaser that the board of directors of the Company have authorized the Company to enter into a definitive written agreement regarding an Outside Proposal, the Company, during such five (5) Business Day period, shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser with respect to any Adjusted Purchaser Proposal.

        (c) Nothing contained in this Agreement shall prohibit the Company or its board of directors from otherwise complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

        Section 5.4 Conduct of Business by the Purchaser Pending the Mergers. During the period from the date of this Agreement, and continuing until the earlier of the termination of this Agreement or the Subsidiary Effective Time, the Purchaser shall not, and shall cause each of its Subsidiaries not to, knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, result in any of the conditions to the Mergers set forth in Article VII not being satisfied in a timely manner, except as may be required by Applicable Law.

        Section 5.5 Tax Free Reorganization.

        (a) The parties hereto intend that the Mergers shall constitute reorganizations within the meaning of Section 368(a) of the Code and the Subsidiary Merger shall also constitute a complete liquidation under Section 332 of the Code, and the parties shall use their best efforts to cause the Mergers to so qualify.

        (b) None of the Purchaser, the Company, WFB, WFS or any of their respective affiliates shall directly or indirectly knowingly take or agree to take any action, or fail to take any action, at any time which action or failure to act would prevent the Mergers from qualifying as reorganizations under
Section 368(a) of the Code or the Subsidiary Merger from also qualifying as a complete liquidation under Section 332 of the Code, would prevent them from providing representations required from them in Sections 7.2(d) or 7.3(d) or that would prevent the opinions described in such sections from being provided.

        (c) The parties agree to report the Mergers as reorganizations within the meaning of Section 368(a) of the Code and the Subsidiary Merger as a complete liquidation under Section 332 of the Code. Following the Parent Merger and the Subsidiary Merger, the Purchaser and WFB will comply with the record-keeping and information filing requirements of Treasury Regulations
Section 1.368-3. The parties shall not take a position on any Tax Return inconsistent with this Section 5.5.

        (d) Each of the Purchaser and the Company will, upon the request of Morrison & Foerster LLP and Alston & Bird LLP, provide customary representation letters, substantially in the form attached hereto as Exhibits "C" and "D," each dated on or about the date the Joint Proxy Statement is mailed to the shareholders of the Company and reissued as of the Closing Date. Each of the parties will, upon the request of Alston & Bird LLP and Skadden, Arps, Slate, Meagher & Flom LLP, provide customary representation letters reasonably satisfactory in form and substance to such counsel each dated on or about the date the Joint Proxy Statement is mailed to the shareholders of WFS and reissued as of the Closing Date.

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

        Section 6.1 Shareholder Approvals.

        (a) Company Shareholder Meeting. As soon as reasonably practicable following the execution hereof, the Company, acting through its board of directors, shall, in accordance with Applicable Law, and subject to the requirements of the appropriate Governmental Authorities, and the Company's articles of incorporation and bylaws, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as reasonably practicable for the purpose of considering and taking action on this Agreement (including any adjournment or postponement, the "Company Shareholder Meeting"), and (ii) subject to the terms of this Agreement, (x) include in the Disclosure Document, and not subsequently withdraw or modify the recommendation of the Company Special Committee and the board of directors of the Company that the shareholders of the Company approve this Agreement and the Parent Merger; provided, that if the Company's board or directors or the Company Special Committee determines in good faith, after discussion with its outside legal counsel, that the continued recommendation of this Agreement and the Parent Merger would result in a violation of its fiduciary duties under applicable law, then at or prior to the Company Shareholder Meeting, the Company's board of directors or the Company Special Committee may amend, modify or withdraw its recommendation, but the Company shall nonetheless submit this Agreement and the Parent Merger to the Company's shareholders without such withdrawn recommendation or with such amended or modified recommendation, and (y) subject to Section 5.3(c) and the proviso to the foregoing clause (x) of this Section 6.1(a), use its commercially reasonable efforts to obtain such approval of the Company's shareholders.

        (b) WFS Shareholder Meeting. As soon as reasonably practicable following the execution hereof, WFS, acting through its board of directors, shall, in accordance with Applicable Law, and subject to the requirements of the appropriate Governmental Authorities, and WFS's articles of incorporation and bylaws, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as reasonably practicable for the purpose of considering and taking action on this Agreement (including any adjournment or postponement, the "WFS Shareholder Meeting"), and
(ii) subject to the terms of this Agreement, (x) include in the Disclosure Document, and not subsequently withdraw or modify the recommendation of the WFS Special Committee and the board of directors of WFS that the shareholders of WFS (other than WFB and its affiliates) approve this Agreement and the Subsidiary Merger; provided, that if WFS's board or directors or the WFS Special Committee determines in good faith, after discussion with its outside legal counsel, that the continued recommendation of this Agreement and the Subsidiary Merger would result in a violation of its fiduciary duties under applicable law, then at or prior to the WFS Shareholder Meeting, WFS's board of directors or the WFS Special Committee may amend, modify or withdraw its recommendation, but WFS shall nonetheless submit this Agreement and the Subsidiary Merger to WFS's shareholders without such withdrawn recommendation or with such amended or modified recommendation, and (y) subject to the proviso to the foregoing clause
(x) of this Section 6.1(b), use its commercially reasonable efforts to obtain such approval of WFS's shareholders other than WFB. In connection with the WFS Shareholder Meeting, the Company shall cause WFB to vote all of its shares of WFS Common Stock in favor of approval and adoption of this Agreement and the Subsidiary Merger. Nothing contained in this Agreement shall prohibit WFS or its board of directors from otherwise complying with Rule 14e-2 or 14d-d under the Exchange Act; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

        Section 6.2 Registration Statement; Disclosure Document.

        (a) Registration Statement. As soon as reasonably practicable after the execution of this Agreement, in accordance with Applicable Law and subject to the requirements of the appropriate Governmental Authorities, (i) the Purchaser, the Company WFB and WFS shall cooperate in preparing, and shall cause to be filed with the SEC, a joint proxy statement (together with any amendments thereof or supplements thereto, the "Joint Proxy Statement") to solicit proxies from (x) the shareholders of the Company in favor of the approval of the Parent Merger and the adoption of this Agreement and (y) the shareholders of WFS in favor of the approval of the Subsidiary Merger and the adoption of this Agreement; and (ii) the Purchaser shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement," which shall include the Joint Proxy Statement and a prospectus for Purchaser Shares to be issued in connection with the Mergers, the "Prospectus"), in connection with the registration under the Securities Act of Purchaser Shares to be issued to the shareholders of the Company and WFS pursuant to the Mergers. The Joint Proxy Statement, together with the Prospectus, are sometimes hereinafter referred to collectively as the "Disclosure Document." Each of the Purchaser, the Company, WFB and WFS shall use its commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and prior to the effective date of the Registration Statement, the Purchaser shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of Purchaser Shares pursuant to the Mergers. Each of the Purchaser, the Company, WFB and WFS shall furnish all information concerning the Purchaser, the Company, WFB and WFS as the other party may reasonably request in connection with such actions and the preparation of the Disclosure Document and the Registration Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company and WFS shall mail the Disclosure Document to their respective shareholders.

        (b) Notice. Each of the Purchaser and the Company and WFS will advise the other, promptly after it receives notice thereof, of the time at which the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Purchaser Shares issuable in connection with the Mergers for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Disclosure Document or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Disclosure Document prior to filing such with the SEC and each party will provide the other party with a copy of all such filings with the SEC.

        (c) Company, WFB and WFS Information. If, at any time prior to the Parent Effective Time or the Subsidiary Effective Time, any event or circumstance relating to the Company, WFB or WFS, or their respective officers or directors, should be discovered by the Company, WFB or WFS which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Registration Statement or Disclosure Document, the Company, WFB and WFS shall promptly inform the Purchaser thereof. All documents that the Company or WFS is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

        (d) Purchaser Information. If, at any time prior to the Parent Effective Time or the Subsidiary Effective Time, any event or circumstance relating to the Purchaser or its officers or directors, should be discovered by the Purchaser which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Registration Statement or Disclosure Document, the Purchaser shall promptly inform the Company, WFB and WFS thereof. All documents that the Purchaser is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

        (e) SEC Filings. The Company, WFS and the Purchaser will cooperate in ensuring that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made.

        Section 6.3 Confidentiality; Access to Information.

        (a) The terms of that certain Confidentiality Agreement entered into by and between the Company and the Purchaser, dated as of April 15, 2005 (the "Confidentiality Agreement") are hereby incorporated herein by reference and shall continue in full force and effect until the Closing Date. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement shall continue in full force and effect. All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement.

        (b) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of the Company, WFB and WFS, on the one hand, and the Purchaser on the other hand, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the Purchaser, or Representatives of the Company, WFB or WFS, as the case may be, reasonable access, during normal business hours during the period prior to the Parent Effective Time, to all their respective properties, books, contracts, commitments, records, and personnel and, during such period, each of the Company, WFB and WFS on the one hand, and the Purchaser on the other hand, shall, and shall cause each of their respective Subsidiaries to, make available to the Purchaser, the Company, WFB or WFS, as applicable, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. None of the Company, WFB, WFS or the Purchaser, or any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (c) No investigation pursuant to receipt of information or access to property or personnel in accordance with the provisions of this Section 6.3, the Confidentiality Agreement or otherwise shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Mergers.

        Section 6.4 Consents; Approvals.

        (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Parent Merger, the Bank Conversion, the Subsidiary Merger, the Bank Merger and the other transactions to be performed or consummated by such party in accordance with the terms of this Agreement, including obtaining (and shall each refrain from taking any willful action that would impede obtaining) all consents, waivers, approvals, authorizations or orders (including all rulings, decisions or approvals by any Governmental Authority), making all filings (including the pre-merger notification filings required under the HSR Act and all other filings with Governmental Authorities) required in connection with the authorization, execution and delivery of this Agreement by the Company, WFB, WFS, and the Purchaser and the consummation by them of the transactions contemplated hereby. The Company, WFB, WFS and the Purchaser shall furnish all information required to be included in the Disclosure Document, or for any application or other filing to be made pursuant to the rules and regulations of any Governmental Authority in connection with the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, in satisfying its obligations pursuant to this Section 6.4, none of the Company, WFB or WFS shall be required to (a) make any payments to any Person other than Governmental Authorities, or (b) take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to result in a Company Material Adverse Effect.

        (b) In addition, in connection with the filings and submissions made by each party with any applicable Governmental Authority pursuant to this Agreement or in connection with the transactions contemplated hereby and thereby each party shall, subject to Applicable Law and except as prohibited by any applicable representative of any applicable Governmental Authority, (i) promptly notify the other parties of any written communication to that party from such Governmental Authority; (ii) to the extent reasonably practicable, notify the other parties in advance of any substantive meeting or discussion held in person with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement, the Parent Merger, the Bank Conversion, the Subsidiary Merger or the other transactions contemplated hereby and give the other parties the opportunity to attend and participate thereat; and (iii) furnish the other parties with copies of all correspondence, filings, and written communications (and memoranda setting forth the substance thereof) between them and its affiliates and their respective representatives on the one hand, and any Governmental Authority, or members or their respective staffs on the other hand, with respect to this Agreement, the Parent Merger, the Bank Conversion, the Subsidiary Merger or the other transactions contemplated hereby.

        Section 6.5 Advice of Changes. Each of the Company, WFB, WFS and the Purchaser shall promptly advise the other of any change or event (a) having or reasonably likely to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (b) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.5 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, or breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

        Section 6.6 Public Announcements. The Company, WFB, WFS and the Purchaser shall consult with each other before issuing any press release with respect to the Mergers or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other parties, issue such press release or make such public statement or filing as may upon the advice of counsel be required by Applicable Law or a Governmental Authority if it has used reasonable efforts to consult with the other parties.

        Section 6.7 Conveyance Taxes. The Company, WFB, WFS and the Purchaser shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, and other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Parent Effective Time or the Subsidiary Effective Time.

Section 6.8    Director and Officer Liability.

        (a) From and after the Parent Effective Time, the Purchaser shall, to the fullest extent permitted under Applicable Law, indemnify and hold harmless each member of the Company Special Committee and each present director and officer of the Company (collectively, the "Company Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action (whether threatened, pending or completed), suit, proceeding or investigation (whether arising before or after the Parent Effective Time and whether civil, criminal, administrative or investigative), based on the fact that such Person is or was a director or officer of the Company or any Subsidiary and arising out of or pertaining to any action or omission occurring at or before the Parent Effective Time, including any action or omission relating to, or arising out of, this Agreement, the Mergers or the transactions contemplated hereby or thereby, (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Company Indemnified Party to the fullest extent permitted under Applicable Law, upon receipt from the Company Indemnified Party to whom expenses are advanced of an undertaking to repay such advances if required under the California Code and permitted under applicable federal law). From and after the Subsidiary Effective Time, the Purchaser shall, to the fullest extent permitted under Applicable Law, indemnify and hold harmless each member of the WFS Special Committee and each present director and officer of WFS who is not also a director or officer of the Company (collectively, the "WFS Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action (whether threatened, pending or completed), suit, proceeding or investigation (whether arising before or after the Subsidiary Effective Time and whether civil, criminal, administrative or investigative), based on the fact that such Person is or was a director or officer of WFS or any Subsidiary and arising out of or pertaining to any action or omission occurring at or before the Subsidiary Effective Time, including any action or omission relating to, or arising out of, this Agreement, the Mergers or the transactions contemplated hereby or thereby, (and shall pay any expenses in advance of the final disposition of such action or proceeding to each WFS Indemnified Party to the fullest extent permitted under Applicable Law, upon receipt from the Company Indemnified Party to whom expenses are advanced of an undertaking to repay such advances if required under the California Code and permitted under applicable federal law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Purchaser shall pay the reasonable fees and expenses of counsel selected by the Company Indemnified Parties or the WFS Indemnified Parties, as applicable (collectively, "Indemnified Parties"), which counsel shall be reasonably satisfactory to the Purchaser, promptly after statements therefor are received and (ii) the Purchaser shall cooperate in the defense of any such matter; provided, however, that the Purchaser shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided further that the Purchaser shall not be obligated pursuant to this
Section 6.8(a): (i) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Company Indemnified Parties in any single action except to the extent, as determined by counsel to the Company Indemnified Parties, that two (2) or more of such Company Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Company Indemnified Parties at the expense of the Indemnifying Corporation; or (ii) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all WFS Indemnified Parties in any single action except to the extent, as determined by counsel to the WFS Indemnified Parties, that two (2) or more of such WFS Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the WFS Indemnified Parties at the expense of the Indemnifying Corporation.

        (b) The Purchaser shall use its reasonable best efforts to maintain in effect for a period of six (6) years from and after the Parent Effective Time and the Subsidiary Effective Time directors' and officers' liability insurance covering those persons who are currently covered by the Company's and WFS's respective directors' and officers' liability insurance policy on terms comparable to such existing insurance coverage; provided, however, that (i) in no event shall the Purchaser be required to expend pursuant to this Section 6.8(b) more than an amount per year equal to 200% of current annual premiums paid by the Company and WFS for such insurance as of the date hereof and (ii) if the Purchaser is unable to maintain or obtain the insurance called for by this
Section 6.8(b), the Purchaser will use its reasonable best efforts to obtain as much comparable insurance as is available; and provided, further, that officers and directors of the Company or any Subsidiary may be required to make application and provide customary representations and warranties to the Purchaser's insurance carrier for the purpose of obtaining such insurance.

        (c) In the event that the Purchaser or any of its successors or assigns
(i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser shall assume the obligations set forth in this Section 6.8.

        (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

        Section 6.9 Section 16 of the Exchange Act. Prior to the Parent Effective Time (and assuming that the Company and WFS deliver to the Purchaser the Section 16 Information in a timely and accurate manner, before the Parent Effective Time), the boards of directors of the Purchaser, the Company and WFS, or a committee of "non-employee directors" thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that any dispositions and acquisitions of Company Common Stock and WFS Common Stock (including, in each case, derivative securities with respect thereto) resulting from the Mergers and the transactions contemplated by this Agreement and reflected in the Section 16 Information by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or WFS, and are intended to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the SEC's no-action letter dated January 12, 1999, addressed to Skadden, Arps, Slate, Meagher and Flom LLP.

        Section 6.10 Employee Matters.

        (a) From the Parent Effective Time through a date no later than December 31, 2006 (such date being referred to herein as the "Benefits Transition Date"), the Purchaser shall provide the employees of the Company and its Subsidiaries as of the Parent Effective Time (the "Continuing Employees") with employee benefit and incentive compensation plans, programs and arrangements (other than any severance plan, payment or arrangement) that are substantially similar, in the aggregate, to the employee benefit and compensation plans, programs and arrangements provided by the Company or its Subsidiaries, as the case may be, to such employees immediately prior to the Parent Effective Time, with such changes as may be required to comply with Applicable Law or to be compliant with Section 409A of the Code. From and after the Benefits Transition Date, the Purchaser shall provide the Continuing Employees with employee benefits and compensation plans, programs and arrangements that are substantially equivalent to those provided to similarly situated employees of the Purchaser and its Subsidiaries. Notwithstanding anything contained herein to the contrary and except as provided in Schedule 6.10(a) of the Company Disclosure Letter, from and after the Parent Effective Time or the Subsidiary Effective Time, as applicable, the Continuing Employees shall be covered by the Purchaser severance plan and shall be entitled, in the event of a qualifying termination (as determined under such Purchaser severance plan), to severance pay and benefits under such Purchaser severance plan that are substantially similar to those provided to similarly situated employees of the Purchaser and its Subsidiaries.

        (b) From and after the Parent Effective Time, the Purchaser shall (i) provide all Continuing Employees with service credit for purposes of eligibility, participation, vesting (but only for purposes of Company Employee Plans intended to satisfy Code Section 401(a)) and levels of benefits (but not for purposes of benefit accrual under any defined benefit pension plan) under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by the Purchaser or any of its Subsidiaries in which Continuing Employees are eligible to participate, for all periods of employment with the Company or any of its Subsidiaries (or their predecessor entities) prior to the Parent Effective Time, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of the Purchaser or any of its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Continuing Employee participated immediately prior to the Parent Effective Time and, with respect to life insurance coverage, up to the Continuing Employee's current level of insurability, and (iii) give the Continuing Employees and their eligible dependents credit for the plan year in which the Parent Effective Time (or commencement of participation in a plan of the Purchaser or any of its Subsidiaries) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Parent Effective Time (or the date of commencement of participation in a plan of the Purchaser or any of its Subsidiaries).

        (c) At the Parent Effective Time, the Purchaser will, or will cause the Surviving Corporation or any Subsidiary thereof to, honor the severance payments and benefits accrued and payable under the plans and agreements with respect to the employees of the Company and its Subsidiaries as of the date hereof and on the terms of such plans and agreements as in effect on the date hereof. The Purchaser acknowledges and agrees that the


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
consummation of the Parent Merger and the transactions contemplated by this Agreement will constitute a "change of control" of the Company for purposes of such plans and agreements and agrees to honor the provisions under such plans and agreements relating to a change of control.

        (d) The Company shall undertake commercially reasonable efforts to obtain the restrictive covenants agreements and employment arrangements with certain shareholders and employees as contemplated by Schedule 6.10(d) of the Company Disclosure Letter.

        Section 6.11 Affiliates. No later than twenty (20) days after the date of this Agreement, the Company will deliver to the Purchaser a letter identifying all Persons who may be deemed affiliates of the Company or of WFS under Rule 145 of the Securities Act, including all directors and executive officers of the Company or WFS. The Company and WFS shall use their commercially reasonable efforts to obtain from each Person identified in such letter a written "affiliate's letter" in substantially the form attached hereto as Exhibit "E." The Company and WFS shall use their commercially reasonable efforts to obtain as soon as practicable from any Person who may be deemed to have become an affiliate of the Company or WFS after the Company's delivery of the letter referred to above and prior to the Parent Effective Time, a written "affiliate's letter" in substantially the form attached hereto as Exhibit "E."

        Section 6.12 NYSE Listing. The Purchaser shall prepare and submit to the NYSE a listing application covering Purchaser Shares to be issued in the Mergers and shall use its commercially reasonable efforts to obtain, prior to the Parent Effective Time, approval for the listing of such Purchaser Shares, subject to official notice to the NYSE of issuance, and the Company and WFS shall cooperate with the Purchaser with respect to such listing, which cooperation shall include taking all necessary actions to delist the shares of Company Common Stock from the NYSE after the Parent Effective Time and to terminate quotations of the shares of WFS Common Stock on the Nasdaq after the Subsidiary Effective Time.

        Section 6.13 Reservation, Registration and Listing of Options and Other Stock-Based Awards.

        (a) Reservation. The Purchaser shall take all action necessary or appropriate to reserve a sufficient number of Purchaser Shares and have available for issuance or transfer a sufficient number of Purchaser Shares for delivery upon exercise of Company Stock Options and WFS Stock Options assumed by the Purchaser, cancellation of Non-Assumed Options in accordance with Section 2.5(f)(iii), vesting of Purchaser Restricted Share Rights or the settlement of Purchaser RSUs.

        (b) Registration of Assumed Option Shares. As soon as practicable after the Parent Effective Time, the Purchaser shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a Form S-8 (or file such other appropriate form) registering a number of Purchaser Shares necessary to fulfill the Purchaser's obligations under Section 2.5(f) and this Section 6.13.

        (c) Listing. The Purchaser agrees to cause all such Purchaser Shares (y) vested pursuant to Purchaser Restricted Share Rights, and (z) to be issued upon
(1) exercise of Company Stock Options and WFS Stock Options and (2) settlement of Purchaser RSUs, to be authorized for listing on the NYSE.

        Section 6.14 Dividends. After the date of this Agreement and until the Parent Effective Time, each of the Company and the Purchaser shall coordinate with the other the declaration of any dividends in respect of Company Common Stock and Purchaser Shares and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock and any Purchaser Shares any such holder receives in exchange therefor in the Parent Merger or the Subsidiary Merger.

        Section 6.15 Certain Modifications; Restructuring Charges. The Purchaser, the Company and WFS shall consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and the Company and WFS shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Parent Effective Time, as may be mutually agreed upon. The Purchaser, the Company and WFS shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as may be mutually agreed upon. No party's representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.15.

                                  ARTICLE VII
                            CONDITIONS TO THE MERGERS

        Section 7.1 Conditions to Obligations of Each Party to Effect the Mergers. The respective obligations of each party to effect the Parent Merger, the Bank Conversion and the Subsidiary Merger shall be subject to the satisfaction or written waiver at or prior to the Parent Effective Time of the following conditions:

        (a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Parent Merger or the Subsidiary Merger shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Parent Merger or the Subsidiary Merger, which makes the consummation of the Parent Merger or the Subsidiary Merger illegal.

        (b) HSR Act; Other Approvals. The waiting period (and any extension thereof) applicable to the consummation of the Parent Merger under the HSR Act and all material filings, consents, approvals and authorizations (including expiration of any applicable waiting period) legally required to be made or obtained with or from a Governmental Authority to consummate the Parent Merger, the Bank Conversion, the Subsidiary Merger and the other transactions contemplated hereby shall have expired, been terminated, made or obtained, as applicable; provided, however, that no such approval or consent of a Governmental Authority shall have imposed any condition, restriction or requirement which the Purchaser in good faith reasonably determines (1) would, following the Parent Effective Time, have a Company Material Adverse Effect or
(2) would so materially adversely reduce the reasonably anticipated economic or business benefits of the transactions contemplated hereby that the Purchaser, acting reasonably, would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

        (c) Shareholder Approvals. The Parent Merger and this Agreement shall have been approved by the requisite affirmative vote of the shareholders of the Company in accordance with the California Code, the Company's articles of incorporation and bylaws. In addition, the Subsidiary Merger and this Agreement shall have been approved (i) by the requisite affirmative vote of the shareholders of WFS in accordance with the California Code, WFS's articles of incorporation and bylaws and (ii) by a majority of the shares of WFS Common Stock represented and voting at a duly held shareholders' meeting excluding shares of WFS Common Stock held by the Company and the Company's Affiliates (together, the "Requisite WFS Approval"). The conditions set forth in this
Section 7.1(c) may not be waived by any of the parties.

        (d) Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for that purpose shall be pending before or threatened by the SEC. The Purchaser shall have received all state securities or "blue sky" authorizations necessary to issue Purchaser Shares pursuant to the Parent Merger or the Subsidiary Merger, if any.

        (e) NYSE Listing. Purchaser Shares to be issued in the Parent Merger or the Subsidiary Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        Section 7.2 Additional Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Parent Merger, the Bank Conversion and the Subsidiary Merger are also subject to the satisfaction or written waiver at or prior to the Parent Effective Time of the following conditions:

        (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and as of the Parent Effective Time (except (i) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (ii) below)); and (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect) with the same force and effect as if made on and as of the Parent Effective Time and the Purchaser shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company.

        (b) Agreements and Covenants. The Company, WFB and WFS shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Parent Effective Time and the Purchaser shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company.

        (c) Consents. The Company shall have obtained all consents, waivers and approvals listed on Schedule 3.5 of the Company Disclosure Letter, if any, required in connection with the consummation of the Parent Merger or the Subsidiary Merger, as applicable, and any required post-approval waiting periods shall have expired or been terminated as of the Parent Effective Time.

        (d) Tax Opinions. The Purchaser will have received an opinion of Alston & Bird LLP in form and substance reasonably satisfactory to it, dated as of the Parent Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Parent Effective Time, the Mergers will be treated as reorganizations within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations and covenants, including those contained in certificates of officers of the Company, WFB, WFS and the Purchaser and others, reasonably satisfactory in form and substance to such counsel.

        Section 7.3 Additional Conditions to Obligation of the Company, WFB and WFS. The obligation of the Company, WFB and WFS to effect the Parent Merger, the Bank Conversion and the Subsidiary Merger is also subject to the satisfaction or written waiver at or prior to the Parent Effective Time of the following conditions:

        (a) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct on the date hereof and as of the Parent Effective Time (except (i) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (ii) below)); and (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Purchaser Material Adverse Effect" set forth therein) would not, individually or in the aggregate, be reasonably likely to have a Purchaser Material Adverse Effect) with the same force and effect as if made on and as of the Parent Effective Time and the Company and WFS shall have received a certificate to such effect signed by the Chief Financial Officer of the Purchaser.

        (b) Agreements and Covenants. The Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Purchaser on or prior to the Parent Effective Time, and the Company and WFS shall have received a certificate to such effect signed by the Chief Financial Officer of the Purchaser.

        (c) Consents. The Purchaser shall have obtained all consents, waivers and approvals listed on Schedule 4.5 of the Purchaser Disclosure Letter, if any, required in connection with the consummation of the Parent Merger and the Subsidiary Merger and any required post-approval waiting periods shall have expired or been terminated as of the Parent Effective Time.

        (d) Tax Opinions.

                (i) The Company will have received an opinion of Morrison & Foerster LLP in form and substance reasonably satisfactory to it, dated as of the Parent Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Parent Effective Time, the Parent Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations and covenants, including those contained in certificates of officers of the Company, the Purchaser and others, reasonably satisfactory in form and substance to such counsel.

                (ii) WFS will have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP in form and substance reasonably satisfactory to it, dated as of the Subsidiary Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Subsidiary Effective Time, the Subsidiary Merger will be treated as a reorganization within the meaning of
Section 368(a) of the Code. In rendering such opinion to WFS, counsel may require and rely upon representations and covenants, including those contained in certificates of officers of the Company, WFB, WFS, the Purchaser, WBNA and others, reasonably satisfactory in form and substance to such counsel.

                                  ARTICLE VIII
                                   TERMINATION

        Section 8.1 Termination. This Agreement may be terminated at any time prior to the Parent Effective Time, notwithstanding approval thereof by the shareholders of the Company and WFS:

        (a) by mutual written consent duly authorized by the boards of directors of the Purchaser, the Company and WFS; or

        (b) by either the Purchaser, the Company or WFS if the Mergers shall not have been consummated by June 30, 2006 (provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

        (c) by either the Purchaser, the Company or WFS if a Governmental Authority of competent jurisdiction shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting either of the Mergers or the other transactions expressly contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.4;

        (d) by the Purchaser, the Company, or WFS if, (i) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the requisite vote of the shareholders of the Company for approval and adoption of this Agreement and the Parent Merger shall not have been obtained or (ii) at the WFS Shareholder Meeting (including any adjournment or postponement thereof), the Requisite WFS Approval shall not have been obtained;

        (e) by the Purchaser, if (i) the Company Special Committee or the board of directors of the Company shall withdraw, modify or change its recommendation of this Agreement or the Parent Merger in a manner adverse to the Purchaser or shall have resolved to do any of the foregoing; (ii) the board of directors of the Company (or any committee thereof) shall have recommended to the shareholders of the Company an Alternative Transaction; or (iii) the Company is in material breach of the provisions of Section 5.3 or 6.1;

        (f) by the Purchaser, if (i) the WFS Special Committee or the board of directors of WFS shall withdraw, modify or change its recommendation of this Agreement or the Subsidiary Merger in a manner adverse to the Purchaser or shall have resolved to do any of the foregoing; (ii) the board of directors of WFS (or any committee thereof) shall have recommended to the shareholders of WFS an Alternative Transaction; or (iii) WFS is in material breach of the provisions of
Section 5.3 or 6.1;

        (g) by the Company in accordance with Section 5.3(b); provided, that (1) neither the Company nor WFS has breached Section 5.3 (other than immaterial breaches that have not directly or indirectly resulted in the making of, and did not directly or indirectly result from, an Acquisition Proposal), and (2) the Company has tendered the Termination Fee to the Purchaser;

        (h) by either the Purchaser or the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or the Purchaser, respectively, set forth in this Agreement such that the conditions set forth in Section 7.2, or Section 7.3, as the case may be, would not be satisfied, provided, that if such breach is curable through the exercise of commercially reasonable efforts, then the other party may not terminate pursuant to this Section 8.1(h) with respect to such breach if such breach is curable and shall have been cured within forty-five (45) days following notice by the other party of such breach, provided the breaching party continues to use commercially reasonable efforts to cure such breach during such forty-five (45) day period (it being understood that (i) the other party may not terminate this Agreement pursuant to this Section 8.1(h) after notice of such breach if such breach shall have been cured within such forty-five (45) days or the party seeking to terminate shall then be in material breach of this Agreement and (ii) no cure period shall be required for a breach which by its nature cannot be cured).

        Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or shareholders; provided, however, that nothing in this Section 8.2 shall relieve any party from liability for breach of this Agreement or for fees and expenses as set forth in Section 8.3, and that this Section 8.2 and Section 8.3 shall survive indefinitely any termination of this Agreement.

        Section 8.3 Fees and Expenses.

        (a) General. All expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that the Purchaser and the Company will each bear and pay one-half of the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distribution) of the Disclosure Document.

        (b) Termination Fee. The Company agrees to pay the Purchaser a fee in immediately available funds (in recognition of the fees and expenses incurred to date by the Purchaser in connection with the matters contemplated hereby) of $125.0 million (the "Termination Fee") if this Agreement is terminated:

                (i) (A) by the Company or the Purchaser pursuant to Section 8.1(d)(i) or by the Purchaser pursuant to Section 8.1(e)(i), 8.1(e)(iii) or 8.1(h), (B) at any time after the date of this Agreement and prior to such termination there shall have been publicly announced an Acquisition Proposal (excluding an Acquisition Proposal solely for WFS) that has not been formally withdrawn or abandoned prior to such termination, and (C) within twelve (12) months following such termination an Acquisition Proposal (excluding an Acquisition Proposal solely for WFS) is consummated or a definitive agreement or letter of intent is entered into by the Company or any of its Affiliates with respect to an Acquisition Proposal (excluding an Acquisition Proposal solely for WFS);

                (ii) by the Company pursuant to Section 8.1(g); or

                (iii) by the Purchaser pursuant to Section 8.1(e)(ii).

        (c) Proportionate Termination Fee. The Company agrees to pay the Purchaser a fee in immediately available funds (in recognition of the fees and expenses incurred to date by the Purchaser in connection with the matters contemplated hereby) of $111.0 million and WFS agrees to pay the Purchaser a fee in immediately available funds (in recognition of the fees and expenses incurred to date by the Purchaser in connection with the matters contemplated hereby) of $14.0 million (collectively, the "Proportionate Termination Fee") if this Agreement is terminated:

                (i) (A) by the Purchaser pursuant to Section 8.1(f)(i) or 8.1(f)(iii), (B) at any time after the date of this Agreement and prior to such termination there shall have been publicly announced an Acquisition Proposal solely with respect to WFS that has not been formally withdrawn or abandoned prior to such termination, and (C) within twelve (12) months following such termination an Acquisition Proposal solely with respect to WFS is consummated or a definitive agreement or letter of intent is entered into by WFS or any of its Affiliates (excluding the Company) with respect to an Acquisition Proposal solely relating to WFS; or

                (ii) by the Purchaser pursuant to Section 8.1(f)(ii);

                provided, however, that no Proportionate Termination Fee shall be due if a Termination Fee is payable pursuant to Section 8.3(b) and, in such event, the Purchaser shall seek payment only pursuant to Section 8.3(b). In addition, the obligations of the Company and WFS to pay any Proportionate Termination Fee shall be several and not joint.

        (d) Timing of Payment. The Termination Fee or the Proportionate Termination Fee, as the case may be, shall be paid promptly by the Company, or the Company and WFS, in the case of a Proportionate Termination Fee, but in no event later than: (x) two (2) Business Days after the first to occur of the execution of an acquisition agreement or the consummation of the Acquisition Proposal, in the case of clause (b)(i) or (c)(i) above; (y) on the date of termination of this Agreement in the case of clause
(b)(ii) above; and (z) two (2) Business Days after termination of this Agreement in the case of clause (b)(iii) or (c)(ii) above. Each of the Company and WFS hereby acknowledges that the agreements contained in Sections 8.3(b) and (c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Purchaser would not enter into this Agreement. In the event that the Company or WFS fails to pay when due any amount payable under this Section 8.3(b) or (c), as applicable, then (i) the Company or WFS, as the case may be, shall reimburse the Purchaser for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company or WFS, as the case may be, shall pay to the Purchaser interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the prime rate in effect on the date such overdue amount was originally required to be paid.

        (e) Guaranty of Payment. The Company (the "Guarantor") hereby unconditionally and irrevocably guarantees the prompt and complete payment of WFS's portion of the Proportionate Termination Fee and any other fees contemplated under Section 8.3(d) (the "Guaranty"). The Purchaser waives all defenses and conditions to its obligations to pay under the Guaranty, other than the condition that the Purchaser make a demand of payment to WFS no less than 3 days prior to seeking payment under this Guaranty. This Guaranty is one of payment and not of collection. For the avoidance of doubt, other than the condition contained in the foregoing sentence, the Guarantor hereby waives all other conditions, including the commencement of a suit or the taking of other action by the Purchaser against, and any other notice to, WFS, the Guarantor or others. The Guarantor understands and agrees that this Guaranty shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity, regularity or enforceability of this Agreement, any of the obligations or any other guarantee or right of offset with respect thereto at any time or from time to time held by the Purchaser, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by WFS against the Purchaser, or (c) any other circumstance whatsoever (with or without notice to or knowledge of WFB) which constitutes, or might be construed to constitute, an equitable or legal discharge of WFB from its aforementioned obligations, or of the Guarantor from this Guaranty, in bankruptcy or in any other instance. The Guarantor waives, to the fullest extent permitted by applicable law, all defenses of surety to which it may be entitled by statute or otherwise.

                                   ARTICLE IX
                               GENERAL PROVISIONS

        Section 9.1 Effectiveness of Representations, Warranties and Agreements. Except as otherwise provided in this Section 9.1, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Subsidiary Effective Time or upon the termination of this Agreement pursuant to Section 8.1(a) through (g), as the case may be, except that the agreements set forth in Article II,

Sections 6.6, 6.8, 8.2, 8.3, this Section 9.1 and Sections 9.2, 9.9, 9.10 and
9.12 shall survive the Subsidiary Effective Time indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Subsidiary Effective Time.

        Section 9.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt) or sent by electronic transmission, with confirmation received, to the facsimile number specified below:

  (a)     If to the Purchaser:

          Wachovia Corporation
          301 South College Street
          Charlotte, North Carolina 28288-0013
          Attention: Mark C. Treanor, Esq., Senior Executive Vice President, General Counsel and Secretary
          Facsimile: (704) 374-3425
          Telephone No.: (704) 374-6375

          With a copy to:

          Alston & Bird LLP
          601 Pennsylvania Avenue, N.W.
          North Building, 10th Floor
          Washington, D.C. 20004
          Attention:  David E. Brown, Jr., Esq.
          Facsimile No.:  (202) 654-4945
          Telephone No.:  (202) 756-3345

  (b)     If to the Company Special Committee:

          c/o Westcorp
          23 Pasteur
          Irvine, California 92618
          Attention:  Robert T. Barnum
          Facsimile No.:  (949) 753-3085
          Telephone No.: (949) 727-1002

          With a copy to:

          Morrison & Foerster LLP
          19900 MacArthur Boulevard
          Irvine, CA 92612
          Attention:  Robert M. Mattson, Jr., Esq.
          Facsimile No.:  (949) 251-0900
          Telephone No.:  (949) 251-7138


  (c)     If to the Company, WFB or WFS:

          WFS Financial Inc
          23 Pasteur
          Irvine, California 92618
          Attention: Thomas A. Wolfe, President of the Company, Vice Chairman and President of WFB and President and Chief Executive Officer of WFS Facsimile No.: (949) 753-3085
          Telephone No.: (949) 727-1002

          With a copy to:

          WFS Financial Inc
          23 Pasteur
          Irvine, California 92618
          Attention:  Guy Du Bose, General Counsel
          Facsimile No.:  (949) 753-3085
          Telephone No.: (949) 727-1002

  (d)     If to the WFS Special Committee:

          c/o WFS Financial Inc
          23 Pasteur
          Irvine, California 92618
          Attention:  Ronald I. Simon
          Facsimile No.:  (949) 753-3085
          Telephone No.: (949) 727-1002

          With a copy to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          300 South Grand Avenue, Suite 3400
          Los Angeles, CA 90071
          Attention:  Gregg A. Noel, Esq.
          Facsimile No.:  (213) 687-5600
          Telephone No.: (213) 687-5000

        Section 9.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Parent Effective Time; provided, however, that, after approval of the Parent Merger by the shareholders of the Company or the Subsidiary Merger by the shareholders of WFS, as applicable, no amendment may be made which by law requires further approval by such shareholders without such further approval; and provided, further, that all amendments must be approved by the Company Special Committee and the WFS Special Committee. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 9.4 Waiver. At any time prior to the Parent Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that if the Company or WFS seeks to make such extension or waiver as provided in clause (a),
(b) or (c) above, it must first obtain the approval of the Company Special Committee and the WFS Special Committee; and provided, further, that notwithstanding this Section 9.4, the conditions set forth in Sections 7.1(a) and (c) may not be waived by any of the parties. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

        Section 9.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        Section 9.7 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

        Section 9.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that the Purchaser may assign all or any of their rights hereunder to any affiliate; provided, that no such assignment shall relieve the assigning party of its obligations hereunder.

        Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as provided in Section 6.8.

        Section 9.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, applicable to contracts executed and fully performed within the State of Delaware, without regard to the conflicts of laws provisions thereof, except to the extent that federal law or the law of the State of California may apply to the Parent Merger, the Bank Conversion or the Subsidiary Merger.

        Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement by the parties hereto, and may be used in lieu of the original signature pages to this Agreement for all purposes.

        Section 9.12 Waiver of Jury Trial. TO THE EXTENT PERMITTED BY LAW, EACH OF THE PURCHASER, THE COMPANY, WFB AND WFS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 9.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser may at any time change the method of effecting the acquisition of the Company and WFS (including the provisions of Article II) if and to the extent it deems such change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of consideration to be issued to the holders of Company Common Stock or the WFS Common Stock as provided in this Agreement, (b) adversely affect the intended tax-free treatment to the Company's stockholders and WFS's stockholders as a result of receiving such consideration or cause the conditions set forth in
Section 7.2(d) or Section 7.3(d) not to be satisfied, or (c) materially impede or delay consummation of the transactions contemplated by this Agreement. This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure.



                            [SIGNATURE PAGE FOLLOWS.]

        IN WITNESS WHEREOF, the Purchaser, the Company, WFB and WFS have caused this Agreement and Plan Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.



                             WACHOVIA CORPORATION



                             By:
                                    -------------------------------------------
                                    Robert P. Kelly
                                    Senior Executive Vice President

                             WESTCORP



                             By:
                                    -------------------------------------------
                                    Ernest S. Rady
                                    Chairman and Chief Executive Officer


                             WESTERN FINANCIAL BANK



                             By:
                                    -------------------------------------------
                                    Thomas A. Wolfe
                                    President and Vice Chairman


                             WFS FINANCIAL INC



                             By:
                                    -------------------------------------------
                                    Thomas A. Wolfe
                                    President and Chief Executive Officer


                               - Signature Page -

                                                                       EXHIBIT C


                          SHAREHOLDER VOTING AGREEMENT

        SHAREHOLDER VOTING AGREEMENT, dated as of September 12, 2005 (this "Agreement"), by and among Wachovia Corporation, a North Carolina corporation (the "Purchaser"), the Persons listed on the signature pages hereof under the heading "Shareholders" (each, a "Shareholder" and, collectively, the "Shareholders") and Ernest S. Rady. The Purchaser, the Shareholders and Ernest
S. Rady are sometimes collectively referred to herein as the "parties".

                              W I T N E S S E T H :


        WHEREAS, Westcorp is a corporation organized under the laws of the State of California (the "Company"). Each Shareholder owns shares of common stock, par value $1.00 per share, of the Company (the "Company Common Stock"), including those set forth opposite such Shareholder's name on Schedule A hereto (such shares listed on Schedule A being collectively referred to as the "Subject Shares");

        WHEREAS, concurrently with the execution and delivery of this Agreement, the Purchaser, the Company, Western Financial Bank, a federal savings bank and a subsidiary of the Company, and WFS Financial Inc, a corporation organized under the laws of the State of California and an indirect subsidiary of the Company ("WFS"), are entering into an Agreement and Plan of Merger (as the same may from time to time be modified, amended, supplemented or restated, the "Merger Agreement") providing for the merger of the Company with and into the Purchaser (the "Merger"), upon the terms and subject to the conditions set forth therein (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement); and

        WHEREAS, as a condition to entering into the Merger Agreement, the Purchaser has required that the Shareholders enter into this Agreement, and the Shareholders desire to enter into this Agreement to induce the Purchaser to enter into the Merger Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

        1. Covenants of Each Shareholder. Until the termination of this Agreement in accordance with Section 8, each Shareholder, severally and not jointly, agrees as follows:

                (a) At any meeting of shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Shareholder shall vote (or cause to be voted) the Subject Shares in favor of the adoption by the Company of the Merger and the approval of the Merger Agreement and each of the transactions contemplated by the Merger Agreement.

                (b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, such Shareholder shall vote (or cause to be voted) its Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal, and (ii) any amendment of the Company's articles of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Company Common Stock.

                (c) Except as provided in the following sentence of this Section 1(c), such Shareholder agrees not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option pledge, hypothecate or otherwise dispose or encumber (each, a "Transfer") or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person, other than in accordance with the Merger Agreement and other than pursuant to pledge and similar agreements entered into in the ordinary course of business, or (ii) grant any proxies, or proxies, deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, other than pursuant to this Agreement. Notwithstanding the foregoing, such Shareholder shall have the right to Transfer its Subject Shares to a Permitted Transferee (as defined in this Section 1(c)) of such Shareholder if and only if such Permitted Transferee shall have agreed in writing, in a manner acceptable in form and substance to the Purchaser, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute a Shareholder for all purposes of this Agreement. "Permitted Transferee" means, with respect to any Shareholder, (A) any other Person who becomes a Shareholder hereunder, (B) a spouse or lineal descendant (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of such Shareholder, (C) any charitable organization described in Section 170(c) of the U.S. Internal Revenue Code of 1986, as amended, (D) any trust, the trustees of which include only the Persons named in clause (A) or (B) and the beneficiaries of which include only the Persons named in clause (A), (B) or (C),
(E) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the Persons named in clause (A) or (B), or (F) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust.

                (d) Subject to the terms of Section 2, such Shareholder shall not, directly or indirectly, initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any Person (other than the Purchaser or any Affiliate of the Purchaser) with respect to the Company that constitutes an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any Person acting on behalf of such Shareholder to do any of the foregoing, and such Shareholder shall not, alone or together with any other Person, make an Acquisition Proposal. If such Shareholder receives any inquiry or proposal regarding any Acquisition Proposal, such

Shareholder shall promptly inform the Purchaser of such inquiry or proposal and the details thereof.

                (e) Subject to the terms of Section 2, Ernest S. Rady and each Shareholder further agree not to commit or agree to take any action inconsistent with the foregoing.

        2. Shareholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person's capacity as a director or officer and nothing herein shall affect the ability of any Person to take action on behalf of the Company or any Subsidiary in its capacity as either a director or officer of the Company or any Subsidiary thereof that is permissible under applicable law and not otherwise prohibited under the Merger Agreement or as such director in its capacity as such may reasonably determine to be otherwise necessary to comply with its fiduciary duties as a director of the Company or any Subsidiary thereof, whether or not such actions are consistent with the obligations of such Person under this Agreement. Each Shareholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Shareholder's Subject Shares.

        3. Representations and Warranties of Each Shareholder. Each Shareholder, severally and not jointly, represents and warrants to the Purchaser as follows:

                (a) Such Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder enforceable in accordance with its terms.

                (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby and compliance with the terms hereof will violate, conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Shareholder or to such Shareholder's property or assets, which would adversely affect such Shareholder's ability to perform any of its obligations hereunder.

                (c) Such Shareholder is the record and beneficial owner of the Subject Shares set forth opposite such Shareholder's name on Schedule A hereto and at the time of any vote or consent pursuant to Section 1(a) or (b), the Subject Shares will be free and clear of any mortgage, lien, pledge, charge, encumbrance, security interest or other adverse claim. Such Shareholder has the sole right to vote, or to dispose, of such Subject Shares, and none of such Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement. Except for this Agreement and other than pledge and similar agreements entered into in the ordinary course of business, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of the Subject Shares, and (ii) no Person (as defined in the Merger Agreement) has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

                (d) Such Shareholder understands and acknowledges that the Purchaser is entering into, and causing the Merger Sub to enter into, the Merger Agreement in reliance upon such Shareholder's execution and delivery of this Agreement.

                (e) The Shareholder hereby waives, and agrees not to assert or perfect, any dissenters' rights and any similar rights that it may have by virtue of the Shareholder's ownership of any shares of WFS common stock with respect to the Subsidiary Merger.

        4. Representations and Warranties of Ernest S. Rady. Ernest S. Rady hereby represents and warrants to the Purchaser that Ernest S. Rady has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Ernest S. Rady and constitutes a valid and binding obligation of Ernest S. Rady enforceable in accordance with its terms. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby and compliance with the terms hereof will violate, conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Ernest S. Rady or to Ernest S. Rady's property or assets which would adversely affect Ernest S. Rady's ability to perform any of its obligations hereunder.

        5. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to each Shareholder and Ernest S. Rady that the Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser enforceable in accordance with its terms. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby and compliance with the terms hereof will violate, conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or bylaws of the Purchaser or any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or to the Purchaser's property or assets, which would adversely affect the Purchaser's ability to perform any of its obligations hereunder.

        6. Shareholder Representative.

        (a) Each Shareholder hereby designates and appoints (and each permitted Transferee of each such Shareholder is hereby deemed to have so designated and appointed) Ernest S. Rady (the "Shareholder Representative"), as its attorney-in-fact with full power of substitution, to serve as the representative of such Shareholder to perform all such acts as are required, authorized or contemplated by this Agreement to be performed by such Shareholder (including the voting of the Subject Shares in accordance with Sections 1(a) and 1(b)), and hereby acknowledges that the Shareholder Representative shall be authorized to take any action so required, authorized or contemplated by this Agreement. Each such Shareholder further acknowledges that the foregoing appointment and designation shall be deemed to be coupled with an interest. Each such Shareholder hereby authorizes (and each such Permitted Transferee of such Shareholder shall be deemed to have authorized) the other parties hereto to disregard any notices or other action taken by such Shareholder pursuant to this Agreement, except for notices and actions taken by the Shareholder Representative. The Purchaser is and will be entitled to rely on any action so taken or any notice given by the Shareholder Representative and is and will be entitled and authorized to give notices only to the Shareholder Representative for any notice contemplated by this Agreement to be given to any such Shareholder. A successor to the Shareholder Representative may be chosen by a majority in interest of the Shareholders; provided, that notice thereof is given by the new Shareholder Representative to the Purchaser.

                (b) Notwithstanding the generality of Section 6(a), each Shareholder hereby constitutes and appoints the Shareholder Representative, with full power of substitution, as the proxy pursuant to the provisions of Section 705 of the California Corporations Code and attorney of such Shareholder, and hereby authorizes and empowers the Shareholder Representative to represent, vote and otherwise act (by voting at any meeting of the shareholders of the Company, by written consent in lieu thereof or otherwise) with respect to the Subject Shares owned or held by such Shareholder regarding the matters referred to in Sections 1(a), 1(b) and 1(c) until the termination of this Agreement, to the same extent and with the same effect as such Shareholder might or could do under applicable law, rules and regulations. The proxy granted pursuant to the immediately preceding sentence is coupled with an interest and shall be irrevocable. Each Shareholder hereby revokes any and all previous proxies or powers of attorney granted with respect to any of the Subject Shares owned or held by such Shareholder regarding the matters referred to in Sections 1(a) and 1(b).

        7. Specific Performance. Ernest S. Rady and each Shareholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Shareholder or Ernest S. Rady, as applicable, contained in this Agreement relate to special, unique and extraordinary matters, (ii) the Purchaser is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and
(iii) a violation of any of the terms of such covenants, obligations or agreements will cause the Purchaser irreparable injury for which adequate remedies are not available at law. Therefore, Ernest S. Rady and each Shareholder agrees that the Purchaser shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Ernest S. Rady or such Shareholder, as the case may be, from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Purchaser may have.

        8. Termination. This Agreement shall terminate upon the earliest to occur of (A) the Company Effective Time, (B) the date of the termination of the Merger Agreement or (C) at any time upon notice by the Purchaser to the Shareholder Representative. No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination.

        9. Entire Agreement. This Agreement, including the Schedules hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersede any and all prior understandings or agreements relating to the subject matter hereof.

        10. Amendments; Waivers; Remedies. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by Purchaser, the Shareholders Representative and Ernest S. Rady. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought; provided, that the Shareholder Representative's authority under Section 6 hereof shall include the authority to agree to any such waiver, discharge or termination on behalf of any Shareholder. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law.

        11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

        12. Assignment. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, that (i) any Permitted Transferee acquiring any Subject Shares in accordance with Section 1(c) shall, upon the delivery of the documents contemplated by Section 1(c), become a "Shareholder" and (ii) the Purchaser may, in its sole discretion, assign or transfer all or any of its rights, interests and obligations under this Agreement to the Merger Sub or any direct or indirect wholly owned subsidiary of the Purchaser. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

        13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and fully performed within the State of California, without regard to the conflicts of laws provisions thereof.

        14. Jurisdiction; Waiver of Venue. Each of the parties hereto irrevocably and unconditionally (i) agrees that any legal suit, action or proceeding brought by any party hereto arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in the Courts of the State of California or the United States District Court for the Central District of California (each, a "Designated Court"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in any Designated Court, and any claim that any such action or proceeding brought in any Designated Court has been brought in an inconvenient forum, and (iii) submits to the non-exclusive jurisdiction of Designated Courts in any suit, action or proceeding. Each of the parties agrees that a judgment in any suit, action or proceeding brought in a Designated Court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject, by suit upon such judgment.

        15. Notices. All notices, consents, requests, instructions, approvals and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt) or sent by electronic transmission, with confirmation received, to the facsimile number specified below:

      (a)     If to the Purchaser, to:

              Wachovia Corporation
              301 South College Street
              Charlotte, NC 28288-0013
              Attention: Mark C. Treanor, Esq., Senior Executive Vice President, General Counsel and Secretary
              Facsimile: (704) 374-3425
              Telephone No.: (704) 374-6375

              With a copy to:

              Alston & Bird LLP
              601 Pennsylvania Avenue, N.W.
              North Building, 10th Floor
              Washington, DC  20004
              Attention:  David E. Brown, Jr.
              Facsimile No.:  (202) 654-4945
              Telephone No.:  (202) 756-3345

      (b)     If to Ernest S. Rady or any Shareholder, to:

              11455 El Camino Real, Suite 200
              San Diego, CA 92130-2045
              Attention:  Ernest S. Rady
              Facsimile No.:  (858) 350-2620
              Telephone No.: (858) 350-2600

              With a copy to:

              Sullivan & Cromwell LLP
              1888 Century Park East
              Los Angeles, CA  90067
              Attention: Alison S. Ressler
              Facsimile No.:  (310) 712-8800
              Telephone No.:  (310) 712-6600

        16. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        17. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement by the parties hereto, and may be used in lieu of the original signature pages to this Agreement for all purposes.


                            [SIGNATURE PAGE FOLLOWS.]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

                                     WACHOVIA CORPORATION


                                     By:    ________________________
                                     Name:  ________________________
                                     Title: ________________________


                                     SHAREHOLDER REPRESENTATIVE:


                                     The undersigned hereby (i)
                                     acknowledges and accepts his
                                     appointment as Shareholder
                                     Representative pursuant to Section
                                     6(a) and the grant of the proxy
                                     referred to in Section 6(b), and
                                     (ii) agrees and confirms that he
                                     will vote all Subject Shares in
                                     accordance with Sections 1(a) and
                                     1(b):


                                     ______________________________
                                     ERNEST S. RADY



                                     ERNEST S. RADY:


                                     ______________________________



                                     SHAREHOLDERS:


                                     AMERICAN ASSETS, INC.

                                     ______________________________
                                     Name:  ________________________
                                     Title: ________________________





                                     ERNEST S. RADY TRUST
                                     ______________________________
                                     Name:  ________________________, Trustee

                                                                      SCHEDULE A


Shareholder                  Subject Shares

American Assets, Inc.        16,583,089

Ernest S. Rady Trust         4,307,169

TOTAL                        20,890,258

                                                                       EXHIBIT D

                            AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on
Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.



Dated: September 12, 2005     ERNEST S. RADY

                              /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady


Dated: September 12, 2005     ERNEST RADY TRUST

                              /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Trustee


Dated: September 12, 2005     EVELYN SHIRLEY RADY TRUST

                              /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Trustee

                              AMERICAN ASSETS, INC.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Chairman

                              AVRETT ENTERPRISES, LTD.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Vice President

                              CANPAC ENTERPRISES, LTD.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, President

                              INSURANCE COMPANY OF THE WEST

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Chairman

                              MEMRAD HOLDINGS, LTD.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, President

                              SILPIT INDUSTRIES CO., LTD.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Chairman

                              WESTERN INSURANCE HOLDINGS, INC.

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Chairman

                              THE EXPLORER INSURANCE COMPANY

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Chairman

                              DHM TRUST

Dated: September 12, 2005     By: /s/ Ernest S. Rady
                              -----------------------------------------------
                                    Ernest S. Rady, Trustee


Dated: September 12, 2005     EVELYN SHIRLEY RADY

                              /s/ Evelyn Shirley Rady
                              -----------------------------------------------
                                    Evelyn Shirley Rady


                              Page 29 of 29 Pages